e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

06012849

BY DHL

21 April 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING APR 24 2006 WASH. D.C. 213 SECTION

Ladies and Gentlemen

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
APR 26 2006

Lau Wai Ming Raymond
Legal Counsel
Encls.

4/26

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 21 April 2006

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from December 2005 to March 2006	January 2006 – April 2006	SEHK (pursuant to Listing Rules)
2.	Register of Directors & Officers	10 January 2006	Bermuda Companies Act
3.	Announcement – Major Transaction (Proposed Acquisition of Telecommunication Services Assets and Resumption of Trading)	19 January 2006	SEHK (pursuant to Listing Rules)
4.	Announcement – Delay in Despatch of Major Transaction Circular in relation to the Proposed Acquisition of Telecommunication Services Assets	10 February 2006	SEHK (pursuant to Listing Rules)
5.	Announcement – Notice of Special General Meeting	16 February 2006	SEHK (pursuant to Listing Rules)
6.	Announcement – Final Results for the Year Ended 31 December 2005	27 March 2006	SEHK (pursuant to Listing Rules)
7.	Announcement – Unusual Movement in the Trading Volume of Shares	30 March 2006	SEHK (pursuant to Listing Rules)
8.	Statement on Unusual Movements in Price and Trading Volume of Shares	30 March 2006	Listing Rules
9.	Announcement – Notice of Annual General Meeting	11 April 2006	SEHK (pursuant to Listing Rules)

	Document	Date	Entity
10.	Form 2 – Corporate Substantial Shareholder Notice re Goldstone Trading Limited	29 March 2006	SFO
11.	Form 2 – Corporate Substantial Shareholder Notice re Future (Holdings) Limited	29 March 2006	SFO
12.	Form 3A - Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of Listed Corporation	29 March 2006	SFO
13.	Form 3A - Director's/Chief Executive's Notice re Mr. Kuldeep Saran's interests in shares of Listed Corporation	29 March 2006	SFO
14.	Form 3A - Director's/Chief Executive's Notice re Mr. William Bruce Hicks's interests in shares of Listed Corporation	29 March 2006	SFO
15.	Letter to SEHK attaching eight certified copies of minutes of the special general meeting of the Company held on 3 March 2006	10 March 2006	Listing Rules
16.	Letter to SEHK re Notification of Board of Directors' Meeting to be held on 24 March 2006	13 March 2006	SEHK (pursuant to Listing Rules)
17.	Undertaking to SEHK to exercise the repurchase mandate in accordance with the Listing Rules	24 March 2006	SEHK (pursuant to Listing Rules)
18.	Shareholders' circular in respect of Major Transaction (Proposed Acquisition of Telecommunication Services Assets)	Despatched on 16 February 2006	SEHK (pursuant to Listing Rules)
19.	Form of Proxy for special general meeting to be held on 3 March 2006	Despatched on 16 February 2006	SEHK (pursuant to Listing Rules)
20.	2005 Annual Report (English Version)	Despatched on 11 April 2006	SEHK (pursuant to Listing Rules)
21.	2005 Annual Report (Chinese Version)	Despatched on 11 April 2006	SEHK (pursuant to Listing Rules)
22.	Shareholders' circular in respect of general mandate to issue shares and to repurchase shares, re-election of retiring directors and amendment of Bye-laws	Despatched on 11 April 2006	SEHK (pursuant to Listing Rules)

	Document	Date	Entity
23.	Form of Proxy for annual general meeting to be held on 10 May 2006	Despatched on 11 April 2006	SEHK (pursuant to Listing Rules)

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 January 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 December 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 December 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 January 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
<u>Employee Share Options</u>						
Exercise Price : HK$ <u>1.20</u>	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ <u>1.40</u>	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ <u>1.60</u>	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ <u>2.00</u>	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ <u>2.30</u>	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ <u>3.30</u>	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$________	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$________	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of Share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration Issue	Price :		Issue and allotment Date :			
Others (Please specify)	Price :		Issue and allotment Date :			

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 February 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 January 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31January 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 February 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares :

3. Other classes of shares : — please specify : __________

4. Warrants : — please specify : __________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date):)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

9 March 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 28 February 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 28 February 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 9 March 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH, D.C. 213

BY HAND

7 April 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 March 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 March 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 April 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

E-KONG GROUP LIMITED

1/10/2006

Register of Directors & Officers

Matter: 300812

Type: Exempted/IBC

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 F1, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	

Register of Directors & Officers

Name and Address	Directors	Offices
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

MAJOR TRANSACTION
PROPOSED ACQUISITION OF TELECOMMUNICATION SERVICES ASSETS AND RESUMPTION OF TRADING

THE ACQUISITION

On 16 January 2006, ZONE US entered into the Asset Purchase Agreement with the Vendors and the Guarantor to acquire customer and carrier contracts of the Vendors and certain related assets held by the Vendors in connection with the provision by the Vendors of long distance telecommunication services in the United States. The total consideration for the Acquisition will be US$6.5 million (equivalent to approximately HK$50.7 million), subject to adjustments, which will primarily be financed by a secured term bank loan facility made available to ZONE US for the purpose of the Acquisition.

The Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is conditional on approval by the Shareholders.

GENERAL

A circular containing, among others, details of the Acquisition and a notice to convene the SGM for the purpose of considering and, if thought fit, approving the Acquisition, will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 17 January 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 19 January 2006.

THE ACQUISITION

On 16 January 2006, ZONE US, a wholly-owned subsidiary of the Company, entered into the Asset Purchase Agreement with the Vendors and the Guarantor to acquire the customer and carrier contracts of the Vendors and certain related assets held by the Vendors in connection with the provision by the Vendors of long distance telecommunication services in the United States.

To the best of the Directors' knowledge, (a) all of the Vendors and the Guarantor and their beneficial owners are not connected persons of the Company, and are third parties independent of the Company and of any connected persons of the Company as defined under the Listing Rules, (b) none of them hold any interest in the issued share capital of the Company, and (c) no Shareholder has any material interest in the Acquisition.

The total consideration for the Acquisition will be US$6.5 million (equivalent to approximately HK$50.7 million), subject to adjustments, US$6.0 million (equivalent to approximately HK$46.8 million) of which will be financed by a secured term loan facility made available to ZONE US by the Bank for the specific purpose of the Acquisition and the balance thereof will be financed by internal resources of ZONE US.

THE ASSET PURCHASE AGREEMENT

Date

16 January 2006

Parties

(a) ZONE US as the purchaser;

(b) the Vendors as the vendors; and

(c) the Guarantor as the guarantor for the Vendors.

Assets to be acquired

Pursuant to the Asset Purchase Agreement, the assets to be acquired by ZONE US from the Vendors include:

(a) Customer Contracts and all customer and other deposits and security held or made available and relating to the Customer Contracts, and receivables and unbilled revenue derived therefrom,

(b) Carrier Contracts and all deposits and security held by carriers to the credit of or made to the carriers and relating to the Carrier Contracts and payables derived therefrom, and

(c) all Intellectual Property and other defined assets and rights of the Vendors held in connection with the WRLD Operations.

ZONE US will, subject to the provisions for adjustments to the Consideration as described hereinbelow, assume current liabilities as at the Closing Date relating to the Assets incurred to third parties in the ordinary course of business in the conduct of the WRLD Operations by the Vendors which comprises, among others, customer and other deposits held or made available and relating to the Customer Contracts and the amounts payable in relation to the Carrier Contracts and the Customers Contracts.

Consideration

US$6.5 million (equivalent to approximately HK$50.7 million), subject to adjustments as described in the paragraph below entitled "Consideration adjustment mechanism". The Consideration was arrived at after arm's length negotiations by ZONE US with the Vendors and the Guarantor with reference to the price/earnings ratios derived from the Assets. The Consideration represents approximately 3.0 and 2.6 times of the net profit attributable to the Assets for the ten months ended 31 October 2005 and the year ended 31 December 2004, respectively.

Conditions

The completion of the Asset Purchase Agreement is conditional upon, among others, the following events:

(a) ZONE US obtaining all relevant approvals from governmental regulatory agencies and other regulatory entities that may be required to conduct the WRLD Operations;

(b) the Vendors securing the written consent of customers to be served by ZONE US under the Customer Contracts representing not less than the Consent Threshold on or before 15 February 2006;

(c) all consents to the assignment of the Carrier Contracts to ZONE US are obtained;

(d) if so required under the Listing Rules, the Shareholders pass an ordinary resolution at a general meeting approving the acquisition by ZONE US of the Assets and the assumption of those liabilities as set forth in the Asset Purchase Agreement, in form and substance satisfactory to the Company and the Stock Exchange; and

(e) the XSI Letter of Credit shall have been released or agreed to be released.

If the condition (b) above is not satisfied on or before 15 February 2006 or the other conditions are not satisfied on or before 17 March 2006, ZONE US may terminate the Asset Purchase Agreement by giving a written notice to the Vendors, whereupon the rights and obligations of the parties thereto will lapse and be of no further effect.

Payment arrangements

The Consideration will be satisfied in cash in the following manner:

(a) on the Closing Date, payment will be made to the Vendors in an amount equal to the Consideration multiplied by that percentage of Customer Contracts from whom written consents have been delivered by the Vendors to ZONE US, which percentage shall be equal to or exceed the Consent Threshold, subject to any adjustments for the difference in value of the current assets and liabilities to be acquired and assumed by ZONE US; and

(b) the balance of the Consideration, less any adjustments for Terminated Customer Contracts, will be disbursed to the Vendors on the Final Determination Date.

Consideration adjustment mechanism

The Consideration shall be subject to adjustment if either of the following events occurs:

(a) the customers whose Customer Contracts representing not less than 5% of the average monthly revenue for the 3-month period prior to the date of signing of the Asset Purchase Agreement refuse or unreasonably fail to grant written consent to the assignment of their respective Customer Contracts prior to the Final Determination Date, then the Consideration payable to the Vendors shall be reduced by a fraction, the numerator of which will be the average monthly revenue of the Terminated Customer Contracts for the 3-month period prior to the execution date, and the denominator of which will be the average monthly revenue for all Customer Contracts of the Vendors for the 3-month period prior to the signing date; and

(b) the current assets and current liabilities arising from the Customer Contracts and Carrier Contracts that will be acquired and assumed by ZONE US on the Closing Date will not be equal in value, then the Consideration shall be adjusted by the difference between the amount of current liabilities to be assumed by ZONE US and the amount of current assets to be acquired by ZONE US pursuant to the Asset Purchase Agreement, which adjustment will be downward if the amount of current liabilities exceeds that of current assets, and will be upward if the amount of current assets exceeds that of current liabilities.

Completion

Completion of the Asset Purchase Agreement shall take place on the Closing Date at the offices of the Vendors' solicitors, during which the rights, title and interests of and in the Assets will be transferred, records, files and other data in relation thereto will be delivered to ZONE US and such portion of the Consideration as described in the above paragraph entitled "Payment arrangements" will be paid to the Vendors.

Other Provisions

The Guarantor guarantees the performance by each Vendor of its obligations under the Asset Purchase Agreement. In addition, the Guarantor covenants that, within 5 years from the Closing Date, he shall not, among others directly or indirectly engage in or otherwise hold any interest in a business activity relating to the long distance telecommunication services industry in the United States, or solicit any customer in a Customer Contract to cease or terminate its relationship with ZONE US.

FINANCING

The Acquisition will be primarily financed by a 5-year term loan facility of US$6.0 million (equivalent to approximately HK$46.8 million) from the Bank made available to ZONE US. Security for the term loan facility shall be as follows:

(a) ZONE US Holding will guarantee to the Bank the performance by ZONE US of covenants and obligations to the Bank;

(b) a first lien UCC filing will be made on all the business assets of ZONE US, inclusive of the Assets; and

(c) the existing shareholders' loan due and owing from ZONE US to the Company will be subordinated to the indebtedness outstanding from ZONE US to the Bank.

The balance of the Consideration payable to the Vendors will be funded by the internal resources of ZONE US

INFORMATION ABOUT THE GROUP

The principal activity of the Company is investment holding. The Group's major operating subsidiaries are in the business of providing telecommunication services under the tradename "ZONE". The Group's ZONE telecommunications business currently has operations in the United States, Hong Kong and Singapore.

INFORMATION ABOUT THE VENDORS

The Vendors are a group of related companies, all controlled by the Guarantor or his family members, carrying on the business as, among others, a wholesale reseller of telecommunication services to the independent phone company market in the United States under the tradename "WRLD Alliance". The Vendors, in aggregate, purchase wholesale long distance services from telecommunications companies such as MCI, Qwest, Global Crossing and Sprint, among others. These services are then resold to phone companies, most of which are local exchange carriers, that re-brand the product to end-users.

In addition to the above, the Vendors' product offerings and services also include calling card and branded products such as WRLD VoIP and WRLD Connect Internet Accelerator. The Vendors offer back-office support and marketing consulting services in the telecommunications sector as well.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Vendors have been providing long distance telecommunication services under the tradename "WRLD Alliance" since 1997 to a customer base concentrated in the western United States, including independent local exchange carriers and telephone companies across the States of Iowa, Michigan, Utah, Idaho, Ohio, Montana and others. ZONE US has been reselling telecommunications and related services to corporate and residential customers primarily in the North Eastern States, Florida and California, and recently it has expanded its market territories into mid-West States such as North and South Dakota. While ZONE US is able to and will continue to provide telecommunication services to all the customers in the Customer Contracts under its "ZONE" brandname, the Acquisition will therefore complement the existing business of ZONE US by broadening its revenue sources and customer base. In particular, the Acquisition is expected to help further develop the Group's market position and distribution network in the United States. The Board believes that the Group's operations and future development potential will benefit from the Acquisition.

Based on the unaudited combined financial information attributable to the Assets,

(a) net revenue for the ten months ended 31 October 2005 and years ended 31 December 2004 and 2003 were US$21.6 million (equivalent to approximately HK$168.3 million), US$20.1 million (equivalent to approximately HK$156.4 million) and US$17.8 million (equivalent to approximately HK$139.1 million), respectively;

(b) net profit, after adjustments for related party transactions among the group of companies controlled by the Guarantor and members of his family and provision for income taxes, for the ten months ended 31 October 2005 and the years ended 31 December 2004 and 2003 amounted to US$2.2 million (equivalent to approximately HK$16.9 million), US$2.5 million (equivalent to approximately HK$19.6 million) and US$1.6 million (equivalent to approximately HK$12.5 million), respectively;

(c) net profit, after adjustments for related party transactions aforesaid but before provision for income taxes, for the ten months ended 31 October 2005 and the years ended 31 December 2004 and 2003 amounted to US$2.2 million (equivalent to approximately HK$16.9 million), US$2.5 million (equivalent to approximately HK$19.7 million) and US$1.6 million (equivalent to approximately HK$12.6 million), respectively;

(d) the book value of the Assets as at 31 October 2005, which book value does not reflect any value of the Customer Contracts, the Carrier Contracts or the Intellectual Property for any of which are not accounted, amounted to US$4.6 million (equivalent to approximately HK$35.6 million); and

(e) the book value of the current liabilities arising from the Assets incurred to third parties in the ordinary course of business in the conduct of the WRLD Operations by the Vendors as at 31 October 2005 amounted to US$4.6 million (equivalent to approximately HK$35.8 million).

In light of the above, the Board (including the independent non-executive Directors) is of the view that the terms of the Acquisition are fair and reasonable and in the interests of both the Company and the Shareholders.

IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is conditional on approval by the Shareholders.

A circular containing, among others, details of the Acquisition and a notice to convene the SGM for the purpose of considering and, if thought fit, approving the Acquisition will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 17 January 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 19 January 2006.

DEFINITIONS

"Acquisition"	means the proposed transactions contemplated under the Asset Purchase Agreement
"Assets"	means the customer and carrier contracts of and certain related assets held by the Vendors to be acquired under the Asset Purchase Agreement
"Asset Purchase Agreement"	means the conditional asset purchase agreement dated 16 January 2006 entered into between ZONE US, the Vendors and the Guarantor relating to the acquisition of the Assets, as further described in this announcement
"Bank"	means Philadelphia Private Bank (a division of The Bancorp Bank), a charter member bank in the State of Delaware, the United States
"Board"	means the board of Directors
"Carrier Contracts"	includes all agreements, application forms, term contracts, and other contractual instruments forming part of or relating to long distance telecommunication carrier accounts of CUCL and SAM as at the Closing Date, including all carrier records, files, data and similar items (other than those portions expressly excluded in the Asset Purchase Agreement) and all CUCL's and SAM's rights and remedies arising from or in connection with any breaches, defaults or other violations of any of the foregoing
"Closing Date"	means the later of (a) the 5th business day following the satisfaction of the first 3 conditions described in the paragraph entitled "Conditions" and (b) the day on which all of the conditions are satisfied
"Company"	means e-Kong Group Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Consent Threshold"	means eighty per cent (80%) of the average monthly revenue generated from the Customer Contracts in aggregate during the three-month period prior to the signing of the Asset Purchase Agreement
"Consideration"	means the consideration payable to the Vendors pursuant to the Asset Purchase Agreement
"CUC"	means Central Utah Communications, Inc., a Nevada corporation
"CUCL"	means Central Utah Communications Leasing, LC., a Utah limited liability company
"Customer Contracts"	includes all agreements, application forms, term contracts, letters of agency and other contractual instruments forming part of or relating to active or inactive long distance telecommunication customer accounts of CUC as at the Closing Date, including all past and present customer lists, records, files, data, letters of agency, sub-CIC arrangements, licences, consents, permits and other documents and items thereunder (other than those portions expressly excluded in the Asset Purchase Agreement), and all CUC's rights and remedies arising from or in connection with any breaches, defaults or other violations of any of the foregoing
"Director(s)"	means the director(s) of the Company
"Final Determination Date"	means the date to determine whether a Customer Contract is a Terminated Customer Contract which shall be made on the date that is 30 days after the Closing Date
"Guarantor"	means Mr. Dale H. Lewis, an individual, residing in the State of Utah, the United States who, together with members of his family, controls the Vendors
"Group"	means the Company and its subsidiaries
"HK$"	means Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China
"Intellectual Property"	includes patents and patent applications, trademarks, service marks, logos, trade names and corporate names and registrations and applications for registration thereof, copyrights, computer software, data and documentation, customer and supplier lists and information, internet domain names and applications for domain names, all owned or used by any of the Vendors to the extent relating to or used or held for use in connection with the WRLD Operations
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange
"SAM"	means Strategic Alliance Management, Inc., a Nevada corporation
"SGM"	means the special general meeting of the Company to be held on Wednesday, 22 February 2006 at 11:00 a.m., and any adjournment thereof
"Share(s)"	means share(s) of HK$0.01 each in the issued and fully paid up share capital of the Company
"Shareholder(s)"	means holder(s) of the Shares
"SPRING"	means The Spring Trust, a trust established under the laws of the State of Utah, the United States
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Terminated Customer Contracts"	means a Customer Contract for which the Vendors have not obtained a customer consent and either (a) such customer has refused to provide such customer consent consistent with its contracts with the Vendors; or (b) ZONE US or the Vendors has determined that such Customer Contract should be terminated due to the customer's breach of the assignment provisions therein and such customer fails or refuses to accept service from ZONE US
"UCC"	means Uniform Commercial Code of the United States
"US$"	means United States dollar(s), the lawful currency of the United States, and the exchange rate for the purpose of this announcement is US$1 = HK$7.8
"Vendors"	means collectively CUC, CUCL, SAM and SPRING and a "Vendor" means any of them
"WRLD Operations"	means the operations and business of reselling long distance telecommunication services in the United States presently carried on by the Vendors under the tradename "WRLD Alliance"
"XSI Letter of Credit"	means the letter of credit in the approximate sum of US$600,000 issued by UBS Financial Services, Inc. at the request of CUC in favour of Xtension Services, Inc. (an independent third party not connected with any of the Vendors, their beneficial owners, the Company or any of its subsidiaries) and all those accounts and deposits pledged with UBS Financial Services, Inc. as security for issuing the aforesaid letter of credit
"ZONE US"	means Zone Telecom, Inc., a wholly-owned subsidiary of the Company, whose business is the provision of telecommunication and related services in the United States under the tradename "ZONE"
"ZONE US Holding"	means Zone USA, Inc., a wholly-owned subsidiary of the Company and the immediate holding company of ZONE US, whose sole business is the holding of ZONE US
"%"	means per cent

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 18 January 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

DELAY IN DESPATCH OF MAJOR TRANSACTION CIRCULAR IN RELATION TO THE PROPOSED ACQUISITION OF TELECOMMUNICATION SERVICES ASSETS

The Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular from 9 February 2006 to 16 February 2006.

Reference is made to the announcement of e-Kong Group Limited (the "Company") dated 18 January 2006 (the "Announcement") in relation to the proposed acquisition of telecommunication services assets. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular in relation to the proposed acquisition of telecommunication services assets (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 9 February 2006.

As additional time is required to finalise the pro forma financial information of the Group after taking into account the acquisition of the Assets for inclusion in the Circular, the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular to 16 February 2006.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 9 February 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting of e-Kong Group Limited (the "Company") will be held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the acquisition of the assets and assumption of the liabilities by Zone Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, pursuant to the conditional asset purchase agreement dated 16 January 2006 and entered into between ZONE US, Central Utah Communications, Inc., Central Utah Communications Leasing, LC., Strategic Alliance Management, Inc., The Spring Trust and Mr. Dale H. Lewis ("the Asset Purchase Agreement", a copy of which has been produced to the meeting and marked "A" and initialled by the Chairman of the meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified and the directors of the Company be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the transactions contemplated under the Asset Purchase Agreement."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 16 February 2006

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy needs not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2005

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2005, together with comparative figures for 2004, as follows:

Condensed Consolidated Income Statement

	Notes	Year ended 31 December 2005 *HK$'000*	2004 *HK$'000*
Turnover	2	422,590	402,654
Cost of sales		(267,649)	(254,821)
Gross profit		154,941	147,833
Interest income		589	339
Other income	6	8,313	1,519
		163,843	149,691
Distribution costs		(22,279)	(25,117)
Business promotion and marketing expenses		(3,068)	(6,029)
Operating and administrative expenses		(86,693)	(95,007)
Other operating expenses		(13,237)	(55,932)
Profit/(Loss) from operations	6	38,566	(32,394)
Finance costs		(34)	(38)
Restructuring costs		—	(100,544)
Profit/(Loss) before taxation		38,532	(132,976)
Taxation credit	3	8,544	1,369
Net profit/(loss) for the year		47,076	(131,607)
Attributable to:			
Equity holders of the Company		47,076	(131,607)
		HK$	*HK$*
Earnings/(Loss) per share	4		
Basic		0.10	(0.28)
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	5	45,189	11,827

Condensed Consolidated Balance Sheet

	Notes	As at 31 December 2005 *HK$'000*	2004 *HK$'000*
Non-current assets			
Property, plant and equipment		12,144	7,916
Available-for-sale investments		—	1,894
Deferred tax assets		10,881	2,369
		23,025	12,179
Current assets			
Trade and other receivables	7	67,140	45,569
Pledged deposits		2,476	2,817
Bank balances and cash		58,742	44,377
		128,358	92,763
Current liabilities			
Trade and other payables	8	59,502	60,326
Current portion of obligations under finance leases		191	184
		59,693	60,510
Net current assets		68,665	32,253
Total assets less current liabilities		91,690	44,432
Non-current liabilities			
Obligations under finance leases		618	809
NET ASSETS		91,072	43,623
Capital and reserves			
Issued capital		4,709	4,709
Reserves		86,363	38,914
TOTAL EQUITY		91,072	43,623

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") which, collectively, includes all applicable individual Hong Kong Financial Reporting Standards ("FRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

In the current year, the Group has applied, for the first time, a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005. The adoption of these new HKFRSs has resulted in changes to the Group's accounting policies that have an effect on how the results for the current or prior accounting periods are prepared and presented as set out below.

Related Party Disclosures

Under HKAS 24 "Related Party Disclosures", the definition of related parties has been expanded and, therefore, affects the Group's related party disclosures.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement".

Prior to 1 January 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment presented in Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses, if any, while other investments were measured at fair values, with realised/unrealised gains or losses included in the income statement. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. In so doing, the Group has re-classified its "investment securities" as "available-for-sale investments". The change in accounting policy has no significant effect on the previously reported results and financial position of the Group. HKAS 32 has been retrospectively applied and comparative figures have been restated accordingly.

Share-based Payment

FRS 2 "Share-based Payment" requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to given numbers of shares or rights over shares ("cash-settled transactions"). The principal impact of FRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company, determined at the date of grant of the share options over the relevant vesting periods, to the income statement. Prior to the application of FRS 2, the Group did not recognise the financial effect of share options until they were exercised. From 1 January 2005 onwards, the Group has applied FRS 2 to share options granted on or after 7 November 2002 and not yet vested on 1 January 2005. In relation to share options granted before 7 November 2002, the Group has not applied FRS 2 in accordance with the relevant transitional provisions. As at 1 January and 31 December 2005, all share options of the Company had been granted before 7 November 2002 and, therefore, are not subject to the requirements of FRS 2.

2. **Turnover and segmental information**

Analyses of the Group's turnover and results by business and geographical segments during the year are as set out below.

(a) by business segments:

	2005 Telecommunication services *HK$'000*	2005 Other *HK$'000*	2005 Consolidated *HK$'000*	2004 Telecommunication services *HK$'000*	2004 Other *HK$'000*	2004 Consolidated *HK$'000*
Turnover						
External sales	414,072	8,518	422,590	402,155	499	402,654
Results						
Profit/(Loss) from operations	42,503	244	42,747	(19,039)	(271)	(19,310)
Restructuring costs	—	—	—	(100,544)	—	(100,544)
	42,503	244	42,747	(119,583)	(271)	(119,854)
Finance costs			(34)			(38)
Other operating income and expenses			(4,181)			(13,084)
Profit/(Loss) before taxation			38,532			(132,976)
Taxation credit			8,544			1,369
Net profit/(loss) for the year			47,076			(131,607)

(b) by geographical segments:

	2005 North America *HK$'000*	2005 Asia Pacific *HK$'000*	2005 Consolidated *HK$'000*	2004 North America *HK$'000*	2004 Asia Pacific *HK$'000*	2004 Consolidated *HK$'000*
Turnover						
External sales	308,702	113,888	422,590	273,678	128,976	402,654
Results						
Profit/(Loss) from operations	21,720	21,027	42,747	(25,782)	6,472	(19,310)
Restructuring costs	—	—	—	(100,544)	—	(100,544)
	21,720	21,027	42,747	(126,326)	6,472	(119,854)
Finance costs			(34)			(38)
Other operating income and expenses			(4,181)			(13,084)
Profit/(Loss) before taxation			38,532			(132,976)
Taxation credit			8,544			1,369
Net profit/(loss) for the year			47,076			(131,607)

3. **Taxation credit**

Hong Kong Profits Tax and overseas taxation have not been provided for as the Group's estimated assessable profits for the year are wholly absorbed by available tax losses carried forward from previous years (2004: Nil).

The amount of taxation credited to the consolidated income statement represents:

	Year ended 31 December 2005 *HK$'000*	2004 *HK$'000*
Deferred taxation relating to the origination of temporary differences	8,544	1,369

4. **Earnings/(Loss) per share**

The calculation of basic earnings per share for the year ended 31 December 2005 was based on the consolidated profit attributable to equity holders of the Company of HK$47,076,000 (2004: loss of HK$131,607,000) and on the 470,894,200 (2004: 470,894,200) shares in issue during the year.

The diluted earnings/(loss) per share for the years ended 31 December 2005 and 2004 have not been presented as the exercise prices of the share options were higher than the average market price.

5. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation and impairments, and disposal gains/losses on property, plant and equipment.

6. Profit/(Loss) from operations

This was arrived at after crediting/(charging):

	Year ended 31 December 2005 HK$'000	2004 HK$'000
Gain/(Loss) on disposal of an available-for-sale investment included in other income/other operating expenses	5,200	(232)
Impairment loss on an available-for-sale investment	(1,894)	—
Depreciation of property, plant and equipment	(4,756)	(48,925)

7. Trade and other receivables

	As at 31 December 2005 HK$'000	2004 HK$'000
Trade receivables	54,364	39,524
Other receivables		
Deposits, prepayments and other debtors	12,776	6,045
	67,140	45,569

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 31 December 2005 HK$'000	2004 HK$'000
Current	46,109	33,069
1 to 3 months	8,020	6,103
More than 3 months but less than 12 months	235	352
	54,364	39,524

8 Trade and other payables

	As at 31 December 2005 HK$'000	2004 HK$'000
Trade payables	25,930	26,955
Other payables		
Accrued charges and other creditors	33,572	33,371
	59,502	60,326

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 31 December 2005 HK$'000	2004 HK$'000
Current	16,756	19,900
1 to 3 months	9,011	3,582
More than 3 months but less than 12 months	163	3,473
	25,930	26,955

9. Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

FINAL DIVIDEND

The Board does not recommend the payment of any dividends for the year ended 31 December 2005 (2004: Nil).

BUSINESS REVIEW

During the year under review, the Group returned to profitability by recording a net profit of HK$47.1 million. The Group continues to strive for steady revenue growth while consistently improving operational efficiencies. Its ZONE telecommunications companies ("ZONE") in the United States and in Asia further expanded their existing businesses with the introduction of new products and services and enlarging their geographical reach beyond historic territories.

ZONE's operations in the United States ("ZONE US") recorded its first annual operating profit. Net profit from operations for 2005 was HK$21.7 million compared to a net loss from operations of HK$25.8 million in 2004. As a profitable company with a strong balance sheet, ZONE US has established a solid financial foundation for future revenue growth and market expansion. In the coming year, ZONE US is expected to maintain its profitability while focusing on revenue growth in three key segments, namely, consumer, corporate and wholesale.

ZONE US will continue to promote its consumer Voice over Internet Protocol ("VoIP") products and services through channel partners and resellers. As for the corporate market, ZONE US's experienced sales teams, located in major US cities, are expected to increase market share in this sector. The recent ZONE US's acquisition of certain telecommunication services assets as approved by the Company's shareholders on 3 March 2006 (the "Acquisition") will not only secure the Acquisition vendors' customer contracts, but will also bring the necessary expertise and resources required to further expand into the wholesale market targeting independent local exchange carriers (ILECs) throughout the United States.

At the end of 2005, ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") extended their presence beyond their respective territories by acquiring certain state-of-the-art VoIP-related technology that is being developed by a technology partner of ZONE Hong Kong based in Shenzhen, China. The technology platform is currently used by ZONE Hong Kong for its VoIP services and is also used by a number of channels and resellers in different parts of China for VoIP-related services. This R&D team is currently developing a number of VoIP products, including peer-to-peer (P2P) "softphone" which ZONE Hong Kong plans to launch in the second half of 2006.

While the international direct dialling ("IDD") business, despite ongoing competitive pressure from incumbent telecom operators, generates revenue and profitability at our anticipated levels, and remains the key revenue driver for ZONE Hong Kong, the Group foresees larger revenue contributions in the coming years from the various newly introduced services, including VoIP-related products and services. With VoIP technology, ZONE Hong Kong is able to capitalise on competitive IDD rates and provide IDD services to both wholesale and retail customers outside Hong Kong.

In January 2006, Hong Kong's Office of the Telecommunications Authority ("OFTA") announced the introduction of a Services-Based Operator ("SBO") Licence to regulate the provision of VoIP services in the city. This is seen as a positive step towards defining the regulatory framework governing Hong Kong service providers for the provision of VoIP services. ZONE Hong Kong submitted its application for an SBO Licence and is expected to be awarded this licence in the near future. ZONE Hong Kong plans to be ready to launch its VoIP services on a commercial basis once the licence is awarded and negotiations with the preferred Fixed Telecommunications Network Services (FTNS) provider, relating to hosting and interconnection charges, are completed.

ZONE Singapore recorded another year of steady revenue growth and an increase in net profit during 2005. Concerted sales and marketing efforts helped to raise revenues and at the same time better cost management and effective negotiations with carriers have resulted in improved margins. While it remains focused on serving the corporate segment of the market, ZONE Singapore has also introduced several innovative marketing promotions including "No Talk, No Pay" targeting the consumer market, and new service offerings such as "GlobalDial" that have attracted customers from neighbouring countries around Singapore. ZONE Singapore has built strong brand awareness and acceptance in the Singaporean community as a company that not only provides quality and value but also takes pride in its ability to provide products and services tailored to each customer's specific needs.

Looking ahead, the Group will continue to stay focused on increasing organic revenue growth, improving efficiencies and maintaining profitability for the coming year. While growth is expected from the existing core businesses and through the introduction of other new products and services, the Group will also pursue additional potential acquisition targets, both in the United States and Asia, which can make material contributions to the Group's turnover and profitability, and increase shareholder value.

FINANCIAL REVIEW

Results

During the year under review, the Group continued to record increases in revenue growth. The consolidated turnover increased by 5.0% to HK$422.6 million compared to HK$402.7 million for the prior year.

Turnover from ZONE US increased by 12.8% from HK$273.7 million in 2004 to HK$308.7 million in 2005 which accounted for 73.1% of total Group turnover in 2005 compared to 68.0% for the previous year.

ZONE Asia, comprising the Group's telecommunications business in Hong Kong and Singapore, collectively recorded an 18.0% decrease in turnover from HK$128.5 million for the previous year to HK$105.4 million for 2005, but managed to achieve an operating profit for the year of HK$20.8 million.

The Group's gross profit increased by 4.8% from HK$147.8 million in 2004 to HK$154.9 million in 2005.

EBITDA for the Group recorded a substantial increase of 282.1% to HK$45.2 million for 2005 compared to HK$11.8 million for 2004.

The operating profit for the year was HK$38.6 million compared to a loss of HK$32.4 million for the previous year.

The consolidated net profit attributable to shareholders was HK$47.1 million compared to a net loss of HK$131.6 million for 2004.

Assets

As at 31 December 2005, the net assets of the Group amounted to HK$91.1 million (2004: HK$43.6 million).

Liquidity and Financing

The Group relied on its internal resources to fund operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$58.7 million as at 31 December 2005 (2004: HK$44.4 million). The Group had pledged deposits amounting to HK$2.5 million as at 31 December 2005 (2004: HK$2.8 million) and had no bank borrowings during the year.

As at 31 December 2005, the Group's liabilities under equipment lease financing further decreased to HK$0.8 million (2004: HK$1.0 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets was 0.9% (2004: 2.3%).

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2005, there were no material contingent liabilities and commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2005, the Group had 136 employees (2004: 144 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$64.9 million (2004: HK$72.5 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 147,500 share options remain outstanding as at 31 December 2005.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. No director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the year ended 31 December 2005, acting in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2005.

AUDIT COMMITTEE

The Audit Committee has reviewed with management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Company for the year ended 31 December 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2005 annual report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of The Stock Exchange of Hong Kong Limited and the Company in due course.

APPRECIATION

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 24 March 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

The Standard Thursday, 30th March 2006

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of the Company has noted today's increase in the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase, except for the final results of the Company and its subsidiaries for the year ended 31 December 2005 announced on 24 March 2006 and the shares transactions made by (i) Mr. Richard John Siemens, the Chairman of the Company, who through companies controlled by him purchased 4,368,573 shares of the Company on the market on 29 March 2006 at HK$0.56 per share, (ii) Mr. Kuldeep Saran, the Deputy Chairman of the Company, who through a company controlled by him purchased 4,227,719 shares of the Company on the market on 29 March 2006 at HK$0.56 per share and (iii) Mr. William Bruce Hicks, a non-executive director of the Company, who in his personal capacity purchased 500,000 shares of the Company on the market on 29 March 2006 at HK$0.59 per share.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 29 March 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

E-KONG GROUP<00524> - Unusual price & volume movements

The Stock Exchange has received a message from e-Kong Group Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of the Company has noted today's increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases, save for the final results of the Company and its subsidiaries for the year ended 31 December 2005 announced on 24 March 2006.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

Hong Kong, 30 March 2006

As at the date of this statement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby."

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2005 and the reports of directors and of the auditors thereon.

2. To re-elect retiring directors and to fix their remuneration.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company).".

B. **"THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"THAT the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 11 April 2006

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2005 Annual Report.

As at the date of this announcement, the board of directors of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder GOLDSTONE TRADING LIMITED	**8. Business registration number**	
	9. Place of incorporation BRITISH VIRGIN ISLANDS	Certificate of Incorporation No. 43057
6. Registered office EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS	**10. Contact person** RICHARD JOHN SIEMENS	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

29	3	2006
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event ...erest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	- Select -	201	1,768,573	HKD	0.560	0.560		- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	98,231,627	20.86
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000,200	21.24
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	100,000,200	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

31	3	2006
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of substantial shareholder FUTURE (HOLDINGS) LIMITED	**8. Business registration number**	
	9. Place of incorporation SAINT LUCIA	Certificate of Incorporation No. NO.2001-00196
6. Registered office 46 MICOUD STREET, CASTRIES, ST. LUCIA	**10. Contact person** KULDEEP SARAN	
	11. Daytime tel. No. 28017188	**12. e-mail address**
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

29	3	2006
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	- Select -	201	4,227,719	HKD	0.560	0.560		- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	67,632,428	14.36
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,860,147	15.26
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	71,860,147	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatic controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a tr[illegible] or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

31	3	2006
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code 524		**4. Number of issued shares in class**
3. Class of shares ORDINARY		470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	3	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	4,368,573	HKD	0.560	0.560		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	100,631,627	21.37
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	105,000,200	22.30
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,000,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000;200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	3	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SARAN	KULDEEP	
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P157396(2)		
7. Address of Director		**10. Daytime tel. No.**
18/F., BLOCK 47, BAGUIO VILLA, 550 VICTORIA ROAD, POKFULAM, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

29	3	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	4,227,719	HKD	0.560	0.560		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	67,973,628	14.44
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	72,201,347	15.33
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
FUTURE (HOLDINGS) LIMITED	46 MICOUD STREET, CASTRIES, ST. LUCIA (SAINT LUCIA)	SARAN, KULDEEP	100.00	Y	71,860,147	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	3	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No. K323574(2)	**Country of issue of Passport**	**9. Chinese Character Code** 607905901807
7. Address of Director HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		**10. Daytime tel. No.** 28838339
		11. e-mail address

12. Date of relevant event

29	3	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	500,000	HKD	0.590	0.590		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,712,342	15.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,212,342	15.12
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of c' 'dren under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. **Further information in relation to interests he[illegible]y Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	3	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY FAX (No. 2537 9351) AND BY HAND

13 March 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Madam

e-Kong Group Limited (the "Company")
- Board of Directors' Meeting

Pursuant to Rule 13.43 of the Listing Rules, I write to advise you that the Company's board of directors' meeting will be held at 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong on Friday, 24 March 2006 for the purpose of considering, among others, the audited financial statements of the Company for the year ended 31 December 2005.

Thank you for your kind attention.

Should you require further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

10 March 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20060117-F00524-0003**
Transaction Type	:	**Circular – Major Transaction – Proposed Acquisition of Telecommunication Services Assets**

We are pleased to deliver to you herewith eight certified copies of minutes of the special general meeting of the Company held on 3 March 2006 approving, confirming and ratifying the acquisition of assets and assumption of the liabilities by Zone Telecom, Inc. pursuant to the asset purchase agreement dated 16 January 2006 and the transactions contemplated thereunder for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encls.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE SPECIAL GENERAL MEETING OF THE COMPANY HELD AT ROOM 4101, 41ST FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, WANCHAI, HONG KONG ON FRIDAY, 3 MARCH 2006 AT 11:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

CERTIFIED TRUE COPY

~~Director~~ / Secretary

Date: 10 MAR 2006

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Others In Attendance

Present : The names of non-shareholders are as set out in the attendance sheet annexed hereto.

1. CHAIRMAN OF THE MEETING

Mr. Richard John Siemens took the chair for the meeting.

2. NOTICE AND QUORUM

Due notice of the meeting having been given to the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 16 February 2006 and the businesses set out therein ("Notice of Special General Meeting") were taken as read.

3. ACQUISITION

IT WAS RESOLVED THAT the following resolution as set out in the Notice of Special General Meeting be and is hereby passed as an Ordinary Resolution:-

"**THAT** the acquisition of the assets and assumption of the liabilities by Zone Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, pursuant to the conditional asset purchase agreement dated 16 January 2006 and entered into between ZONE US, Central Utah Communications, Inc., Central Utah Communications Leasing, LC., Strategic Alliance Management, Inc., The Spring Trust and Mr. Dale H. Lewis ("the Asset Purchase Agreement", a copy of which has

been produced to the meeting and marked "A" and initialled by the Chairman of the meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified and the directors of the Company be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the transactions contemplated under the Asset Purchase Agreement."

4. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2006 SPECIAL GENERAL MEETING
二 零 零 六 年 股 東 特 別 大 會

Held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m.

於二零零六年三月三日(星期五)上午十一時正假座香港灣仔皇后大道東 183 號合和中心 41 樓 4101 室舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens 衛斯文	Chairman 主席	
Kuldeep Saran	Deputy Chairman 副主席	
Lim Shyang Guey 林祥貴	Executive Director 執行董事	
William Bruce Hicks 許博志	Non-Executive Director 非執行董事	Apology
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	
John William Crawford 高來福	Independent Non-Executive Director 獨立非執行董事	
Gerald Clive Dobby	Independent Non-Executive Director 獨立非執行董事	Apology

e-KONG GROUP LIMITED

SPECIAL GENERAL MEETING
股東特別大會

DATE: 3 March 2006
日 期: 二零零六年三月三日

VENUE: Room 4101, 41st Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

TIME: 11:00 AM
時 間: 上午十一時正

香港灣仔皇后大道東183號
合和中心41樓4101室

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
1	CHAIRMAN	P	AU DUNG	2,700	
2	CHAIRMAN	P	LIM SHYANG GUEY	600,000	
3	CHAIRMAN	P	WILLIAM BRUCE HICKS	400	
4	CHAIRMAN	P	KULDEEP SARAN	400	
5	CHAIRMAN	P	HSBC NOMINEES (HONG KONG) LIMITED	67,620,000	

e-KONG GROUP LIMITED

SPECIAL GENERAL MEETING
股東特別大會

DATE: 3 March 2006
日 期: 二零零六年三月三日

VENUE: Room 4101, 41st Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

TIME: 11:00 AM
時 間: 上午十一時正

香港灣仔皇后大道東183號
合和中心41樓4101室

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
	LIN MEI FUNG MANDY / ~~CHAIRMAN~~	P	GOLDSTONE TRADING LIMITED	200	
7	MAK PUI YING / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	330,000	
8	CHIU HOI YAN JOYCE / ~~CHAIRMAN~~	P	GREAT WALL HOLDINGS LIMITED	67,632,428	
9	HO KIN PONG / ~~CHAIRMAN~~	P	FUTURE (HOLDINGS) LIMITED	12,428	
10	Chu Yiu Bun	CR	HKSCC NOMINEES LIMITED	328,883,302	

e-KONG GROUP LIMITED

SPECIAL GENERAL MEETING
股東特別大會

DATE: 3 March 2006
日 期: 二零零六年三月三日

VENUE: Room 4101, 41st Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

TIME: 11:00 AM
時 間: 上午十一時正

香港灣仔皇后大道東183號
合和中心41樓4101室

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下為： - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P)，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
	LIM SHYANG GUEY	S		600,000	[signature]
12	KULDEEP SARAN	S		400	[signature]
13	LAI PIK LING IRENE	S		576	[signature]
14	YUEN HOON CHUNG	S		504,000	[signature]
15	LUI WAI MAN	S		8,000	[signature]

e-KONG GROUP LIMITED

SPECIAL GENERAL MEETING
股東特別大會

DATE: 3 March 2006
日 期: 二零零六年三月三日

VENUE: Room 4101, 41st Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

TIME: 11:00 AM
時 間: 上午十一時正

香港灣仔皇后大道東183號
合和中心41樓4101室

ATTENDANCE REGISTER 出席名冊
(SHAREHOLDERS 股 東)

NO 編號	NAME 出席者姓名	Please indicate if you are : 請表明閣下爲: - Shareholder (S) 股東本人 - Representative of corporate shareholder (CR) 股東代表 - Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如 (CR) 或 (P) ，請填寫所代表之股東姓名。		Registered Shareholdings 登記股數	SIGNATURE 簽名
[illegible]	LEE YIU CHEUNG	S		19,200	[signature]
17					
18					
19					
20					

e-KONG GROUP LIMITED

2006 SPECIAL GENERAL MEETING
二零零六年股東特別大會

Held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m.

於二零零六年三月三日(星期五)上午十一時正假座香港灣仔皇后大道東 183 號合和中心 41 樓 4101 室舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非股東出席名冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	Y. B. Chan
LAU WAI MING RAYMOND – Company Secretary	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
WILSON CHIU – Secretaries Limited	Wilson Chiu

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

24 March 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall only exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Lim Shyang Guey
Director

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

AMENDMENT OF BYE-LAWS

A notice convening the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m. is set out on pages 14 to 17 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

11 April 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m., and any adjournment thereof
"Bye-laws"	bye-laws of the Company as may be amended from time to time
"Companies Ordinance"	Companies Ordinance, Cap. 32, Laws of Hong Kong
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Corporate Governance Code"	the Code on Corporate Governance Practices, Appendix 14 to the Listing Rules
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	4 April 2006, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong

"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Code on Takeovers and Mergers issued by the Securities and Futures Commission

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

Directors:
Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey
William Bruce Hicks*
Shane Frederick Weir**
John William Crawford**
Gerald Clive Dobby**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

11 April 2006

To the Shareholders and, for information purposes only, option holders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

AMENDMENT OF BYE-LAWS

INTRODUCTION

On 25 May 2005, general mandates were given to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to renew the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares; (ii) re-election of retiring Directors and (iii) amendment of the Bye-laws to conform with the changes to the Listing Rules concerning removal of directors which came into effect on 1 March 2006.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for the granting of the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable law or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws and in compliance of the Listing Rules, Messrs. Richard John Siemens, Kuldeep Saran, Lim Shyang Guey and Gerald Clive Dobby shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Siemens, Mr. Saran, Mr. Lim and Mr. Dobby are set out as follows:

Mr. Richard John Siemens

Richard John Siemens, 61, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies in mobile telecommunications business. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunications and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunications businesses across the world led by Distacom including SUNDAY in Hong Kong, Blu in Italy, Spice in India and Madacom in Madagascar. Mr. Siemens was the co-chairman and executive director of SUNDAY Communications Limited between 1999 and July 2005, a public company listed in Hong Kong and NASDAQ. Save as disclosed above, Mr. Siemens did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Siemens had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Held by controlled corporations	105,000,200 *(Note 1)*	22.3%

Note 1: 5,000,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.

In accordance with the service agreement with Mr. Siemens, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 29 March 2007 provided always that either the Company or Mr. Siemens may terminate the appointment by giving to the other party not less than three (3) calendar months' notice in writing thereof. Under the service agreement, Mr. Siemens is entitled to an annual remuneration and a residential accommodation and, if any, a discretionary bonus. Mr. Siemens' emoluments, comprising the remuneration, accommodation and discretionary bonus as aforesaid, were determined by the provisions of the service agreement, which in turn were formulated with reference to his duties and responsibilities within the Group, and the incentive plan of the Group as approved by the remuneration committee of the Company. Such emoluments for the year ended 31 December 2005 amounted to HK$1,500,000. Mr. Siemens is a director of Cyberman Limited, e-Kong Pillars Holdings Limited, Global Zone Limited and ZONE Global Limited, all being subsidiaries of the Company. Mr. Siemens is also a member of the executive management committee, remuneration committee and share option committee of the Company.

Save as disclosed above, Mr. Siemens is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Kuldeep Saran

Kuldeep Saran, 54, Deputy Chairman and Managing Director, was appointed in December 2001. Mr. Saran has been a director of various Distacom Group companies since 1996. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. Prior to joining Distacom, Mr. Saran was the head of the Asia Pacific telecoms group of Deutsche Bank. Before that, Mr. Saran was director of planning at Hutchison Telecommunications responsible for the development and execution of new businesses in Europe and Asia. He holds a Bachelors degree in engineering and an M.B.A. Mr. Saran was the executive director of SUNDAY Communications Limited between 1999 and July 2005, a public company listed in Hong Kong and NASDAQ. Save as disclosed above, Mr. Saran did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Saran had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	341,200	0.1%
Held by a controlled corporation	71,860,147 *(Note 2)*	15.3%

Note 2: 71,860,147 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

In accordance with the service agreement with Mr. Saran, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 29 March 2007 provided always that either the Company or Mr. Saran may terminate the appointment by giving to the other party not less than three (3) calendar months' notice in writing thereof. Under the service agreement, Mr. Saran is entitled to an annual remuneration and, if any, a discretionary bonus. Mr. Saran's emoluments, comprising the remuneration and discretionary bonus as aforesaid, were determined by the provisions of the service agreement, which in turn were formulated with reference to his duties and responsibilities within the Group, and the incentive plan of the Group as approved by the remuneration committee of the Company. Such emoluments for the year ended 31 December 2005 amounted to HK$1,500,000. Mr. Saran is a director of Cyberman Limited, e-Kong Pillars Limited, e-Kong Pillars Holdings Limited, Global Zone Limited, speedinsure Global Limited, ZONE Global Limited and ZONE Telecom Pte Ltd, all being subsidiaries of the Company. Mr. Saran is also a member of the executive management committee and share option committee of the Company, and an alternate member of the remuneration committee to Mr. Richard John Siemens.

Save as disclosed above, Mr. Saran is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Lim Shyang Guey

Lim Shyang Guey, 46, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand. Mr. Lim did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lim had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	1,020,000	0.2%

There is no fixed or proposed term for Mr. Lim's length of service with the Company and he is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with applicable rules and the Bye-laws. Either the Company or Mr. Lim may terminate the appointment by giving to the other party not less than three (3) calendar months' notice in writing thereof. Under the letter of appointment, Mr. Lim is entitled to an annual remuneration and accommodation allowance and, if any, a discretionary bonus. Mr. Lim's emoluments, comprising the remuneration, accommodation allowance and discretionary bonus as aforesaid, were determined by the provisions of the letter of appointment, which in turn were formulated with reference to his duties and responsibilities within the Group, and the incentive plan of the Group as approved by the remuneration committee of the Company. Such emoluments for the year ended 31 December 2005 amounted to HK$1,794,000. Mr. Lim is a director of China Portal Limited, Cyber Insurance Brokers Limited, Cyberman Limited, E-Force Global Limited, e-Kong Pillars Limited, e-Kong Pillars Holdings Limited, e-Power Group Limited, Global Zone Limited, speedinsure Global Limited, speedinsure.com Limited, ZONE Limited, ZONE Channel Services Limited, ZONE Global Limited, ZONE Resources Limited and ZONE Telecom Pte Ltd, all being subsidiaries of the Company. Mr. Lim is also an authorised representative and a member of the executive management committee of the Company, and an alternate member of the remuneration committee to Mr. Richard John Siemens.

Save as disclosed above, Mr. Lim is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Gerald Clive Dobby

Gerald Clive Dobby, 66, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas. Mr. Dobby is also an independent non-executive director of Tse Sui Luen Jewellery (International) Limited. Save as disclosed above, Mr. Dobby did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Dobby did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Dobby, the term of his appointment shall, subject to applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2006 and thereafter shall be renewable for fix term(s) of three (3) years provided always that either the Company or Mr. Dobby may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing thereof. Mr. Dobby is also a member of the audit committee of the Company. Mr. Dobby is entitled to an annual director's fee of HK$100,000, which was determined on the date of appointment with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Dobby is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the board of Directors.

Save as disclosed above, Mr. Dobby does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

AMENDMENT OF BYE-LAWS

The Stock Exchange has amended the Listing Rules to the effect that a director may be removed by an ordinary resolution in general meeting and also to reflect the corresponding requirement in the Companies Ordinance. Such new amendment came into effect on 1 March 2006.

At the AGM, the Directors wish to seek the approval from the Shareholders for the amendment of the Bye-laws to conform with the above amended Listing Rules. The full text of the proposed amendment to the Bye-laws is set out in the proposed Resolution No.5 in the notice of the AGM.

Shareholders should note that the Bye-laws are in the English language only and the Chinese translation of Resolution No.5 as set out in the notice of the AGM in relation to the wordings and provisions of the Bye-law which is proposed to be amended is for reference only.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

Pursuant to the Bye-laws, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Repurchase Mandate, re-election of the retiring Directors and the amendment of the Bye-laws are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement given to Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 470,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 47,089,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase by the Company would be derived from those funds legally permitted to be utilised by the Company in this connection in accordance with the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected by the Company out of the capital paid up on the purchased shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2005, being the latest published accounts of the Company) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association of the Company and the Bye-laws and the applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVER CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks, directors of the Company, together with companies controlled by them, beneficially held totalling 248,413,889 Shares in the Company (representing approximately 52.75% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by them remains unchanged, their shareholdings will be increased to approximately 58.62% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefit of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	0.148	0.110
May	0.136	0.120
June	0.355	0.124
July	0.255	0.206
August	0.310	0.198
September	0.460	0.246
October	0.460	0.325
November	0.350	0.300
December	0.355	0.280
2006		
January	0.470	0.310
February	0.540	0.420
March	0.780	0.480

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2005 and the reports of directors and of the auditors thereon.

2. To re-elect retiring directors and to fix their remuneration.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. **"THAT:**

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. **"THAT:**

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-law 86(4) of the Company be and is hereby amended by deleting the word "special" appearing in the third line of Bye-law 86(4) of the Company and substituting therewith the word "ordinary".

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 11 April 2006

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2005 Annual Report.

5. 考慮及酌情通過以下決議案(不論有否修訂)為特別決議案：

「**動議**透過刪除出現於本公司之公司細則第86(4)條第三行之「特別」字樣，並以「普通」字樣取代，謹此修訂現有本公司之公司細則第86(4)條。」

承董事會命
公司秘書
劉偉明

香港，二零零六年四月十一日

附註：

1. 凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4. 倘為任何股份之登記股份持有人，如其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(a)大會主席；或(b)最少三名親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且當時有權於會上投票的本公司股東(「股東」)；或(c)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(d)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決。

6. 載有關於上述第4B項決議案其他詳情之説明文件，正連同本公司二零零五年年報寄予各股東及有關人士。

B. 「**動議**：

(a) 除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，根據所有適用法例及香港聯合交易所有限公司(「聯交所」)及(如適用)任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，購回本公司股份；

(b) 本公司根據本決議案第(a)段於有關期間購回之股份總面值不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。」

C. 「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本面值總額，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本總面值之10%。」

(i) 配售新股(定義見下文);或

(ii) 根據本公司不時之公司細則進行之以股代息計劃或類似安排,以替代本公司股份之全部或部份股息;或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排;或

(iv) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兑換權,

不得超過本決議案通過當日本公司已發行股本面值總額20%,而上述批准亦以此數額為限;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日起至下列最早者之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時;及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。

「配售新股」乃於本公司董事指定期間,向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人,按彼等當時所持股份或任何類別股份比例發售股份之建議,惟本公司董事可就零碎股份,或適用於本公司之任何地區法例之限制或責任,或當地任何認可監管機構或任何證券交易所之任何規定,作出其認為必要或權宜之豁免或其他安排。」

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

（股份代號：524）

茲通告e-Kong Group Limited（「本公司」）將於二零零六年五月十日星期三上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽及考慮截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及釐定其酬金。

3. 聘任核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

   A. 「**動議**：

      (a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，以根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

      (b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

      (c) 本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式配發）及發行之股本總面值，惟不包括因下列事項而發行之股份：

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	**最低價**
	港元	*港元*
二零零五年		
四月	0.148	0.110
五月	0.136	0.120
六月	0.355	0.124
七月	0.255	0.206
八月	0.310	0.198
九月	0.460	0.246
十月	0.460	0.325
十一月	0.350	0.300
十二月	0.355	0.280
二零零六年		
一月	0.470	0.310
二月	0.540	0.420
三月	0.780	0.480

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司董事衛斯文、Kuldeep Saran及許博志各位先生連同彼等控制之公司合共實益持有248,413,889股本公司股份（佔本公司已發行股本約52.75%）。假設全面行使購回授權，而彼等所持股份數目不變，則彼等之股權將增至本公司已發行股本約58.62%。根據現行持股量計算，就董事所知，倘全面行使購回授權，將不會涉及收購守則之任何規定。

董事將在彼等認為對股東有利之情況下方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內，概無在聯交所或循其他途徑購回任何股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及股東有利之情況下方會進行購回。

4. 購回股份之資金

本公司購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法由本公司用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或公司可用作派發股息或分派之本公司資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之溢價必須來自公司可用作派發股息或分派之資金，或來自公司之股份溢價賬。此外，倘若有合理理據證明公司在購買當日或之後無力償還到期負債，則不得購買任何股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成重大不利影響(對照本集團截至二零零五年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目)。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則只會根據上述規定行使購回授權。

各董事及(就董事所知，並在作出一切合理查詢後所知)彼等之任何聯繫人(定義見上市規則)目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份10%為限。於最後實際可行日期，本公司已發行股份數目為470,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多達47,089,420股股份。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東台照
及僅供本公司購股權持有人參照

承董事會命
主席
衛斯文
謹啟

二零零六年四月十一日

修訂公司細則

聯交所已修訂上市規則，按此，於股東大會上透過普通決議案董事可被罷免。該修訂亦反映公司條例之相應規定。有關新修訂已於二零零六年三月一日生效。

於股東週年大會上，董事擬尋求股東批准對公司細則作出修訂，以符合上述經修訂之上市規則。對公司細則作出之建議修訂全文載於股東週年大會通告第5項建議決議案。

股東須注意公司細則僅以英文撰寫，而載於股東週年大會通告與公司細則建議修訂之措辭及規定有關之第5項決議案之中文譯本乃僅供參考。

股東週年大會

股東週年大會通告載於本通函附錄二。

根據公司細則，提呈股東大會表決之決議案均須以舉手方式表決，除非於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且當時有權於會上投票的股東；或(iii)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決則另作別論。

適用於股東週年大會之代表委任表格附於本通函內。倘　閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，惟無論如何須於大會或其任何續會(視乎情況而定)指定舉行時間48小時前送達。閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

推薦意見

董事認為授予發行授權及購回授權、重選退任董事及修訂公司細則乃符合本公司及股東之最佳利益，故建議　閣下投票贊成將於股東週年大會上提呈之決議案。

林先生與本公司並無固定或建議之服務年期，惟須根據適用規則及公司細則於本公司股東週年大會輪流退任及重選連任。本公司或林先生可向另一方發出不少於三(3)個曆月書面通知終止委任。根據委任函，林先生享有每年薪酬及房屋津貼，以及酌情花紅(如有)。林先生之酬金包括上述薪酬、房屋津貼及酌情花紅，乃根據該委任函之條文(乃參考其於本集團內之職務及職責制定)及本公司之薪酬委員會所批准之本集團獎勵計劃釐定。於截至二零零五年十二月三十一日止年度，該等酬金合共1,794,000港元。林先生為China Portal Limited、Cyber Insurance Brokers Limited、Cyberman Limited、E-Force Global Limited、e-Kong Pillars Limited、e-Kong Pillars Holdings Limited、e-Power Group Limited、Global Zone Limited、speedinsure Global Limited、speedinsure.com Limited、ZONE Limited、ZONE Channel Services Limited、ZONE Global Limited、ZONE Resources Limited及ZONE Telecom Pte Ltd(全部均為本公司之附屬公司)之董事。林先生亦為本公司之授權代表及執行管理委員會之委員，以及衛斯文先生於薪酬委員會之替任委員。

除上文所披露者外，林先生與本公司任何董事、高級管理層或主要股東概無關連，並無事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露，亦無任何其他事宜須向股東披露。

Gerald Clive Dobby先生

Gerald Clive Dobby，66歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事。Dobby先生亦為謝瑞麟珠寶(國際)有限公司之獨立非執行董事。除上文所披露者外，Dobby先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任任何董事職位。

截至最後實際可行日期，Dobby先生並無擁有根據證券及期貨條例第XV部定義之任何股份權益。

根據Dobby先生之委任函，其任期將於二零零六年十二月三十一日屆滿，而其後續訂之委任期須固定為三(3)年，惟須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定，但本公司或Dobby先生可向另一方發出不少於一(1)個曆月書面通知予以終止。Dobby先生亦為本公司審核委員會之委員。Dobby先生可享有每年100,000港元之董事袍金，而有關酬金乃參照委任日期當時市場上同類職位之酬金釐定。除上述者外，Dobby先生無權就擔任獨立非執行董事或由董事會成立之任何委員會委員而收取其他酬金。

除上文所披露者外，Dobby先生並無擔任本公司或其附屬公司任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露，亦無任何其他事宜須向股東披露。

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，Saran先生於股份持有以下權益：

身份	**所持股份數目**	**概約持股百分比**
個人	341,200	0.1%
由受控制法團持有	71,860,147 *(附註2)*	15.3%

附註2： 71,860,147股股份由Kuldeep Saran先生控制之Future (Holdings) Limited實益擁有。

根據Saran先生之服務協議，其任期將於二零零七年三月二十九日屆滿，惟本公司或Saran先生可向另一方發出不少於三(3)個曆月書面通知予以終止，並須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定。根據服務協議，Saran先生享有每年薪酬及酌情花紅（如有）。Saran先生之酬金包括上述薪酬及酌情花紅，乃根據該服務協議之條文（乃參考其於本集團內之職務及職責制定）及本公司之薪酬委員會所批准之本集團獎勵計劃釐定。於截至二零零五年十二月三十一日止年度，該等酬金合共1,500,000港元。Saran先生為Cyberman Limited、e-Kong Pillars Limited、e-Kong Pillars Holdings Limited、Global Zone Limited、speedinsure Global Limited、ZONE Global Limited及ZONE Telecom Pte Ltd（全部均為本公司之附屬公司）之董事。Saran先生亦為本公司執行管理委員會及購股權委員會之委員，以及衛斯文先生於薪酬委員會之替任委員。

除上文所披露者外，Saran先生與本公司任何董事、高級管理層或主要股東概無關連，並無任何事宜根據上市規則第13.51(2)(h)至(v)條（兩條均包括在內）須予披露，亦無任何其他事宜須向股東披露。

林祥貴先生

林祥貴，46歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。林先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任任何董事職位。

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，林先生於股份持有以下權益：

身份	**所持股份數目**	**概約持股百分比**
個人	1,020,000	0.2%

截至最後實際可行日期，根據證券及期貨條例第XV部內第352條須置存之登記冊所示，衛斯文先生於股份持有以下權益：

身份	所持股份數目	概約持股百分比
由受控制法團持有	105,000,200 *(附註1)*	22.3%

附註1： 5,000,000股股份由Siemens Enterprises Limited實益擁有，100,000,200股股份由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

根據衛斯文先生之服務協議，其任期將於二零零七年三月二十九日屆滿，惟本公司或衛斯文先生可向另一方發出不少於三(3)個曆月書面通知予以終止，並須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定。根據服務協議，衛斯文先生享有每年薪酬及獲提供居所以及酌情花紅(如有)。衛斯文先生之酬金包括上述薪酬、居所及酌情花紅，乃根據該服務協議之條文(乃參考其於本集團內之職務及職責制定)及本公司之薪酬委員會所批准之本集團獎勵計劃釐定。於截至二零零五年十二月三十一日止年度，該等酬金合共1,500,000港元。衛斯文先生為Cyberman Limited、e-Kong Pillars Holdings Limited、Global Zone Limited及ZONE Global Limited(全部均為本公司之附屬公司)之董事。衛斯文先生亦為本公司執行管理委員會、薪酬委員會及購股權委員會之委員。

除上文所披露者外，衛斯文先生與本公司任何董事、高級管理層或主要股東概無關連，並無任何事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露，亦無任何其他事宜須向股東披露。

Kuldeep Saran先生

Kuldeep Saran，54歲，副主席兼董事總經理，於二零零一年十二月獲委任。Saran先生自一九九六年起出任Distacom Group多間公司之董事。Saran先生在發展、建立及管理全球電訊及其他業務等方面擁有豐富經驗。在加入Distacom前，Saran先生為德意志銀行電訊組亞太區主管。在此之前，Saran先生為和記電訊之策劃部董事，負責發展及推行於歐洲及亞洲之新業務。彼持有工程學士學位及工商管理碩士學位。Saran先生於一九九九年至二零零五年七月出任於香港及納斯達克上市之SUNDAY Communications Limited之執行董事。除上文所披露者外，Saran先生於最後實際可行日期前三年並無在香港或任何其他主要交易所之上市公司擔任任何董事職位。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議的第4A及第4C項決議案內。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本最多10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束時；(ii)根據適用法例或公司細則須舉行本公司下屆股東週年大會之期間終止時及(iii)股東在股東大會通過普通決議案撤銷或修改該項授權之日(以最早日期為準)。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對股東週年大會提呈授予董事購回授權之普通決議案作出知情之決定。

重選退任董事

根據公司細則第86及87條及遵照上市規則，衛斯文、Kuldeep Saran、林祥貴及Gerald Clive Dobby各位先生將於股東週年大會輪流退任，並符合資格，將膺選連任。衛斯文先生、Saran先生、林先生及Dobby先生的資料載列如下：

衛斯文先生

衛斯文，61歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group(從事流動通訊業，並由私人持有的一組公司)主席兼創辦成員。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司(例如和記電訊、Orange、亞洲衛星、衛視及新城電台)，以及由Distacom牽頭、遍佈全球各地之流動通訊業務(包括香港之SUNDAY、意大利之Blu、印度之Spice及馬達加斯加之Madacom)之建立有著重大影響。衛斯文先生於一九九九年至二零零五年七月出任於香港及納斯達克上市之SUNDAY Communications Limited之聯席主席兼執行董事。除上文所披露者外，衛斯文先生於最後實際可行日期前三年並無在香港或任何其他主要交易所之上市公司擔任任何董事職位。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

（股份代號：524）

董事：
衛斯文 *（主席）*
Kuldeep Saran *（副主席）*
林祥貴
許博志*
韋雅成**
高來福**
Gerald Clive Dobby**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
中環畢打街11號
置地廣場
告羅士打大廈3705室

敬啟者：

發行及購回股份之一般授權
及
重選退任董事
以及
修訂公司細則

緒言

於二零零五年五月二十五日，已授出發行股份及行使本公司所有權力以購回股份之一般授權予董事。該等一般授權將於股東週年大會結束時失效。因此，現建議於股東週年大會上更新發行及購回股份之一般授權。

本通函之目的乃為　閣下提供於股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權；(ii)重選退任董事及(iii)修訂公司細則以符合上市規則有關罷免董事之改動，而有關改動已於二零零六年三月一日起生效。

「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞彙亦包含女性及中性意義，反之亦然。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司訂於二零零六年五月十日星期三上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會及其任何續會
「公司細則」	指	本公司不時修訂之公司細則
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「企業管治守則」	指	上市規則附錄14企業管治常規守則
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零零六年四月四日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

目錄

頁次

此乃要件 請即處理

閣下如對本通函之任何內容或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之e-Kong Group Limited(「本公司」)股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

e-K港NG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

發行及購回股份之一般授權

及

重選退任董事

以及

修訂公司細則

本公司謹訂於二零零六年五月十日星期三上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，大會通告載於本通函第十四頁至第十七頁。

倘 閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓，惟無論如何須於大會或其任何續會(視乎情況而定)指定舉行時間48小時前送達。 閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零六年四月十一日

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I/We (Note2) ______________________________

of ______________________________

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ______________________________

____

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Wednesday, 10 May 2006 at 10:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2005 and the reports of directors and of the auditors thereon.		
2.	To re-elect the following retiring directors and to fix their remuneration:		
	(A) Richard John Siemens	(A)	(A)
	(B) Kuldeep Saran	(B)	(B)
	(C) Lim Shyang Guey	(C)	(C)
	(D) Gerald Clive Dobby	(D)	(D)
3.	To appoint auditors and to authorise the board of directors to fix their remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C)	(C)
5.	To amend the Bye-laws of the Company as set out in resolution 5 in the notice of annual general meeting.		

Dated this ____________ day of ______________ 2006.

Signature(s) (Note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

股東週年大會
代表委任表格

與本代表委任表格有關之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ____________________

地址為 ____________________

乃e-Kong Group Limited (「本公司」) 股東，**茲委任** *(附註3)* ____________________

地址為 ____________________

或(若彼未能出席)大會主席為本人／吾等之代表，代表本人／吾等出席本公司將於二零零六年五月十日(星期三)上午十時正於香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會(或其任何續會)，以便考慮並酌情通過召開上述大會通告所載之各項決議案，並於大會(或其任何續會)上，按下列指示代表本人／吾等及以本人／吾等之名義投票表決。如未有作出任何指示，則本人／吾等之代表可自行酌情投票。

	決議案	**贊成** *(附註4)*	**反對** *(附註4)*
1.	省覽及考慮截至二零零五年十二月三十一日止年度之經審核綜合財務報表、董事會報告及核數師報告。		
2.	重選下列退任董事及釐定其酬金：		
	(A) 衛斯文	(A)	(A)
	(B) Kuldeep Saran	(B)	(B)
	(C) 林祥貴	(C)	(C)
	(D) Gerald Clive Dobby	(D)	(D)
3.	聘任核數師，並授權董事會釐定其酬金。		
4.	(A) 授予董事會發行股份之一般授權。	(A)	(A)
	(B) 授予董事會購回股份之一般授權。	(B)	(B)
	(C) 將根據第4(B)項決議案授予之權力所購回之任何股份，一併加入在第4(A)項決議案下之發行股份一般授權內。	(C)	(C)
5.	如股東週年大會通告第5項決議案所述，修訂本公司之公司細則。		

日期：二零零六年 __________ 月 __________ 日

簽署 *(附註5)*： ____________________

附註：

1. 請填上與本代表委任表格有關，並以　閣下名義登記之股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以　閣下名義登記之本公司股本中之股份有關。
2. 請以**正楷**填上全名及地址。
3. 請於適合欄內填上　閣下所擬委派代表之姓名及地址，**如無填上任何姓名，則大會主席將出任　閣下之代表。**
4. **重要提示：　閣下如欲投票贊成任何決議案，請在「贊成」欄內填上「✓」號。　閣下如欲投票反對任何決議案，則請在「反對」欄內填上「✓」號。**倘　閣下並無作出任何投票指示，則　閣下之受委代表可自行酌情投票。此外，　閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由　閣下或　閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或經由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票，而其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本，必須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三期25樓，方為有效。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會及於會上投票。倘　閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表　閣下出席該大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽示可。**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

MAJOR TRANSACTION

PROPOSED ACQUISITION OF TELECOMMUNICATION SERVICES ASSETS

A notice convening the special general meeting of the Company to be held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m. is set out on pages 64 to 65 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

16 February 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	means the proposed transactions contemplated under the Asset Purchase Agreement
"Assets"	means the customer and carrier contracts of and certain related assets held by the Vendors to be acquired under the Asset Purchase Agreement
"Asset Purchase Agreement"	means the conditional asset purchase agreement dated 16 January 2006 entered into between ZONE US, the Vendors and the Guarantor relating to the acquisition of the Assets, as further described in this circular
"Bank"	means Philadelphia Private Bank (a division of The Bancorp Bank), a charter member bank in the State of Delaware, the United States
"Board"	means the board of Directors
"Carrier Contracts"	includes all agreements, application forms, term contracts and other contractual instruments forming part of or relating to long distance telecommunication carrier accounts of CUCL and SAM as at the Closing Date, including all carrier records, files, data and similar items (other than those portions expressly excluded in the Asset Purchase Agreement) and all CUCL's and SAM's rights and remedies arising from or in connection with any breaches, defaults or other violations of any of the foregoing
"Closing Date"	means the later of (a) the 5th business day following the satisfaction of the first 3 conditions described in the paragraph entitled "Conditions" and (b) the day on which all of the conditions are satisfied
"Company"	means e-Kong Group Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Consent Threshold"	means eighty per cent (80%) of the average monthly revenue generated from the Customer Contracts in aggregate during the three-month period prior to the signing of the Asset Purchase Agreement
"Consideration"	means the consideration payable to the Vendors pursuant to the Asset Purchase Agreement

"CUC"	means Central Utah Communications, Inc., a Nevada corporation
"CUCL"	means Central Utah Communications Leasing, LC., a Utah limited liability company
"Customer Contracts"	includes all agreements, application forms, term contracts, letters of agency and other contractual instruments forming part of or relating to active or inactive long distance telecommunication customer accounts of CUC as at the Closing Date, including all past and present customer lists, records, files, data, letters of agency, sub-CIC arrangements, licences, consents, permits and other documents and items thereunder (other than those portions expressly excluded in the Asset Purchase Agreement), and all CUC's rights and remedies arising from or in connection with any breaches, defaults or other violations of any of the foregoing
"Director(s)"	means the director(s) of the Company
"Final Determination Date"	means the date to determine whether a Customer Contract is a Terminated Customer Contract which shall be made on the date that is 30 days after the Closing Date
"Guarantor"	means Mr. Dale H. Lewis, an individual, residing in the State of Utah, the United States who, together with members of his family, controls the Vendors
"Group"	means the Company and its subsidiaries
"HK$"	means Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China
"Intellectual Property"	includes patents and patent applications, trademarks, service marks, logos, trade names and corporate names and registrations and applications for registration thereof, copyrights, computer software, data and documentation, customer and supplier lists and information, internet domain names and applications for domain names, all owned or used by any of the Vendors to the extent relating to or used or held for use in connection with the WRLD Operations

"Latest Practicable Date"	means 10 February 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange
"SAM"	means Strategic Alliance Management, Inc. a Nevada corporation
"SFO"	means the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong
"SGM"	means the special general meeting of the Company to be held on Friday, 3 March 2006 at 11:00 a.m. and any adjournment thereof
"Share(s)"	means share(s) of HK$0.01 each in the issued and fully paid up share capital of the Company
"Shareholder(s)"	means holder(s) of the Shares
"SPRING"	means The Spring Trust, a trust established under the laws of the State of Utah, the United States
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Terminated Customer Contract"	means a Customer Contract for which the Vendors have not obtained a customer consent and either (a) such customer has refused to provide such customer consent consistent with its contracts with the Vendors; or (b) ZONE US or the Vendors has determined that such Customer Contract should be terminated due to the customer's breach of the assignment provisions therein and such customer fails or refuses to accept service from ZONE US
"UCC"	means Uniform Commercial Code of the United States
"US$"	means United States dollar(s), the lawful currency of the United States and the exchange rate for the purpose of this circular is US$1 = HK$7.8
"Vendors"	means, collectively, CUC, CUCL, SAM and SPRING and a "Vendor" means any of them

"WRLD Operations"	means the operations and business of reselling long distance telecommunication services in the United States presently carried on by the Vendors under the tradename "WRLD Alliance"
"XSI Letter of Credit"	means the letter of credit in the approximate sum of US$600,000 issued by UBS Financial Services, Inc. at the request of CUC in favour of Xtension Services, Inc. (an independent third party not connected with any of the Vendors, their beneficial owners, the Company or any of its subsidiaries) and all those accounts and deposits pledged with UBS Financial Services, Inc. as security for issuing the aforesaid letter of credit
"ZONE US"	means Zone Telecom, Inc., a wholly-owned subsidiary of the Company, whose business is the provision of telecommunication and related services in the United States under the tradename "ZONE"
"ZONE US Holding"	means Zone USA, Inc., a wholly-owned subsidiary of the Company and the immediate holding company of ZONE US, whose sole business is the holding of ZONE US
"%"	means per cent

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Lim Shyang Guey
Mr. William Bruce Hicks*
Mr. Shane Frederick Weir**
Mr. John William Crawford**
Mr. Gerald Clive Dobby**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

16 February 2006

To the Shareholders and, for information purposes only, option holders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

PROPOSED ACQUISITION OF TELECOMMUNICATION SERVICES ASSETS

INTRODUCTION

On 16 January 2006, ZONE US, a wholly-owned subsidiary of the Company, entered into the Asset Purchase Agreement with the Vendors and the Guarantor to acquire the customer and carrier contracts of the Vendors and certain related assets held by the Vendors in connection with the provision by the Vendors of long distance telecommunication services in the United States.

To the best of the Directors' knowledge, (a) all of the Vendors and the Guarantor, and their beneficial owners are not connected persons of the Company, and are third parties independent of the Company and of any connected persons of the Company as defined under the Listing Rules, (b) none of them hold any interest in the issued Share capital of the Company, and (c) no Shareholder has any material interest in the Acquisition.

The total consideration for the Acquisition will be US$6.5 million (equivalent to approximately HK$50.7 million), subject to adjustments, US$6.0 million (equivalent to approximately HK$46.8 million) of which will be financed by a secured term loan facility made available to ZONE US by the Bank for the specific purpose of the Acquisition and the balance thereof will be financed by internal resources of ZONE US.

The Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to approval by the Shareholders at the SGM. The purpose of this circular is to provide you with further information with regard to the Acquisition and financial information of the Group and the Assets.

THE ASSET PURCHASE AGREEMENT

Date

16 January 2006

Parties

(a) ZONE US as the purchaser;

(b) the Vendors as the vendors; and

(c) the Guarantor as the guarantor for the Vendors.

Assets to be acquired

Pursuant to the Asset Purchase Agreement, the assets to be acquired by ZONE US from the Vendors include:

(a) Customer Contracts and all customer and other deposits and security held or made available and relating to the Customer Contracts, and receivables and unbilled revenue derived therefrom;

(b) Carrier Contracts and all deposits and security held by carriers to the credit of or made to the carriers and relating to the Carrier Contracts and payables derived therefrom; and

(c) all Intellectual Property, certain office equipment and furniture, software and rights, interests and benefits of and in specified contracts relating to the servicing of the Customer Contracts, all held by the Vendors in connection with the WRLD Operations.

ZONE US will, subject to the provisions for adjustments to the Consideration as described hereinbelow, assume current liabilities as at the Closing Date relating to the Assets incurred to third parties in the ordinary course of business in the conduct of the WRLD Operations by the Vendors which comprise, among others, customer and other deposits held or made available and relating to the Customer Contracts and amounts payable in relation to the Carrier Contracts and the Customer Contracts.

Consideration

US$6.5 million (equivalent to approximately HK$50.7 million), subject to adjustments as described in the paragraph below entitled "Consideration adjustment mechanism". The Consideration was arrived at after arm's length negotiations by ZONE US with the Vendors and the Guarantor with reference to the price/earnings ratios derived from the Assets. The Consideration represents approximately 3.0 and 2.6 times the net profit attributable to the Assets for the ten months ended 31 October 2005 and the year ended 31 December 2004, respectively. The Directors consider that, after taking into account other factors like (a) the economic benefits of the Assets to the Group; (b) the prospect of generating additional revenue from new product offerings to customers under the Customer Contracts; (c) the synergistic effects and strategic value of the Assets to the future development of the Group; and (d) the potential business opportunities that can be provided to the Group, the Consideration payable under the Asset Purchase Agreement at such price/earnings range are fair and reasonable.

Conditions

The completion of the Asset Purchase Agreement is conditional upon the following events:

(a) ZONE US obtaining all relevant approvals from governmental regulatory agencies and other regulatory entities that may be required to conduct the WRLD Operations;

(b) the Vendors securing the written consent of customers to be served by ZONE US under the Customer Contracts representing not less than the Consent Threshold on or before 15 February 2006;

(c) all consents to the assignment of the Carrier Contracts to ZONE US are obtained;

(d) if so required under the Listing Rules, the Shareholders pass an ordinary resolution at a general meeting approving the acquisition by ZONE US of the Assets and the assumption of those liabilities as set forth in the Asset Purchase Agreement, in form and substance satisfactory to the Company and the Stock Exchange;

(e) the XSI Letter of Credit shall have been released or agreed to be released;

(f) since 31 October 2005 that shall not have occurred any incident or event which has had or is reasonably likely to result in a material adverse effect on the Assets or the WRLD Operations;

(g) there shall not be any court orders issued by any court of competent jurisdiction which directs that the Asset Purchase Agreement or any material transaction contemplated thereby shall not be consummated as therein provided; and

(h) No Vendor shall: (i) have commenced or consented to commencement of a voluntary proceeding seeking liquidation, reorganisation or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking or consenting to the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or substantially all of its property, or have made a general assignment for the benefit of its creditors; or (ii) have an involuntary proceeding commenced against it seeking liquidation, reorganisation or other relief under any bankruptcy, insolvency or other similar law now or hereinafter in effect or seeking the appointing of a trustee, receiver, liquidator, custodian or similar official of all or substantially all of its property; or (iii) have an attachment placed on all or a significant portion of its assets.

If the condition (b) above is not satisfied on or before 15 February 2006 or the other conditions are not satisfied on or before 17 March 2006, ZONE US may terminate the Asset Purchase Agreement by giving a written notice to the Vendors, whereupon the rights and obligations of the parties thereto will lapse and be of no further effect.

As at the Latest Practicable Date, save as the condition (b) above, no condition precedent is determined to have been satisfied.

Payment arrangements

The Consideration will be satisfied in cash in the following manner:

(a) on the Closing Date, payment will be made to the Vendors in an amount equal to the Consideration multiplied by that percentage of Customer Contracts from whom written consents have been delivered by the Vendors to ZONE US, which percentage shall be equal to or exceed the Consent Threshold, subject to any adjustments for the difference in value of the current assets and liabilities to be acquired and assumed by ZONE US; and

(b) the balance of the Consideration, less any adjustments for Terminated Customer Contracts, will be disbursed to the Vendors on the Final Determination Date.

Consideration adjustment mechanism

The Consideration shall be subject to adjustments if either of the following events occurs:

(a) the customers whose Customer Contracts representing not less than 5% of the average monthly revenue for the 3-month period prior to the date of signing of the Asset Purchase Agreement refuse or unreasonably fail to grant written consent to the assignment of their respective Customer Contracts prior to the Final Determination Date, then the Consideration payable to the Vendors shall be reduced by a fraction, the numerator of which will be the average monthly revenue of the Terminated Customer Contracts for the 3-month period prior to the date of signing of the Asset Purchase Agreement, and the denominator of which will be the average monthly revenue for all Customer Contracts of the Vendors for the 3-month period prior to the date of signing of the Asset Purchase Agreement; and

(b) the current assets and current liabilities arising from the Customer Contracts and Carrier Contracts that will be acquired and assumed by ZONE US on the Closing Date will not be equal in value, then the Consideration shall be adjusted by the difference between the amount of current liabilities to be assumed by ZONE US and the amount of current assets to be acquired by ZONE US pursuant to the Asset Purchase Agreement, which adjustment will be downward if the amount of current liabilities exceeds that of current assets, and will be upward if the amount of current assets exceeds that of current liabilities.

Completion

Completion of the Asset Purchase Agreement shall take place on the Closing Date at the offices of the Vendors' solicitors, during which the rights, title and interests of and in the Assets will be transferred, records, files and other data in relation thereto will be delivered to ZONE US and such portion of the Consideration as described in the above paragraph entitled "Payment arrangements" will be paid to the Vendors.

Other Provisions

The Guarantor guarantees the performance by each Vendor of its obligations under the Asset Purchase Agreement. In addition, the Guarantor covenants that, within 5 years from the Closing Date, he shall not, among others, directly or indirectly engage in or otherwise hold any interest in a business activity relating to the long distance telecommunication services industry in the United States, or solicit any customer in a Customer Contract to cease or terminate its relationship with ZONE US.

FINANCING

The Acquisition will be primarily financed by a 5-year term loan facility of US$6.0 million (equivalent to approximately HK$46.8 million) from the Bank made available to ZONE US. Security for the term loan facility shall be as follows:

(a) ZONE US Holding will guarantee to the Bank the performance by ZONE US of covenants and obligations to the Bank;

(b) a first lien UCC filing will be made on all the business assets of ZONE US, inclusive of the Assets; and

(c) the existing shareholders' loan due and owing from ZONE US to the Company will be subordinated to the indebtedness outstanding from ZONE US to the Bank.

The balance of the Consideration payable to the Vendors will be funded by the internal resources of ZONE US.

INFORMATION ABOUT THE GROUP

The principal activity of the Company is investment holding. The Group's major operating subsidiaries are in the business of providing telecommunication services under the tradename "ZONE". The Group's ZONE telecommunications business currently has operations in the United States, Hong Kong and Singapore.

INFORMATION ABOUT THE VENDORS

The Vendors are a group of related companies, all controlled by the Guarantor or his family members, carrying on the business as, among others, a wholesale reseller of telecommunication services to the independent phone company market in the United States under the tradename "WRLD Alliance". The Vendors, in aggregate, purchase wholesale long distance services from telecommunications companies such as MCI, Qwest, Global Crossing and Sprint, among others. These services are then resold to phone companies, most of which are local exchange carriers, that re-brand the product to end-users.

In addition to the above, the Vendors' product offerings and services also include calling card and branded products such as WRLD VoIP and WRLD Connect Internet Accelerator. The Vendors also offer back-office support and marketing consulting services in the telecommunications sector as well.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Vendors have been providing long distance telecommunication services under the tradename "WRLD Alliance" since 1997 to a customer base concentrated in the western United States, including independent local exchange carriers and telephone companies across the States of Iowa, Michigan, Utah, Idaho, Ohio, Montana and others. ZONE US has been reselling telecommunications and related services to corporate and residential customers primarily in the North Eastern States, Florida and California, and recently it has expanded its market territories into mid-West States such as North and South Dakota. While ZONE US is able to and will continue to provide telecommunication services to all the customers in the Customer Contracts under its "ZONE" brandname, the Acquisition will therefore complement the existing business of ZONE US by broadening its revenue sources and customer base. In particular, the Acquisition is expected to help further develop the Group's market position and distribution network in the United States. The Board believes that the Group's operations and future development potential will benefit from the Acquisition.

No independent valuation on the Assets has been undertaken. Based on the unaudited combined financial information attributable to the Assets:

(a) net revenue for the ten months ended 31 October 2005 and the years ended 31 December 2004 and 2003 were US$21.6 million (equivalent to approximately HK$168.3 million), US$20.1 million (equivalent to approximately HK$156.4 million) and US$17.8 million (equivalent to approximately HK$139.1 million), respectively;

(b) net profit, after adjustments for related party transactions among the group of companies controlled by the Guarantor and members of his family and provisions for income taxes, for the ten months ended 31 October 2005 and the years ended 31 December 2004 and 2003 amounted to US$2.2 million (equivalent to approximately HK$16.9 million), US$2.5 million (equivalent to approximately HK$19.6 million) and US$1.6 million (equivalent to approximately HK$12.5 million), respectively;

(c) net profit, after adjustments for related party transactions as aforesaid but before provisions for income taxes, for the ten months ended 31 October 2005 and the years ended 31 December 2004 and 2003 amounted to US$2.2 million (equivalent to approximately HK$16.9 million), US$2.5 million (equivalent to approximately HK$19.7 million) and US$1.6 million (equivalent to approximately HK$12.6 million), respectively;

(d) the book value of the Assets as at 31 October 2005, which book value does not reflect any recorded value for the Customer Contracts, the Carrier Contracts or the Intellectual Property for any of which are not accounted, amounted to US$4.6 million (equivalent to approximately HK$35.6 million); and

(e) the book value of the current liabilities arising from the Assets incurred to third parties in the ordinary course of business in the conduct of the WRLD Operations by the Vendors as at 31 October 2005 amounted to US$4.6 million (equivalent to approximately HK$35.6 million).

In light of the above, the Board (including the independent non-executive Directors) is of the view that the terms of the Acquisition are fair and reasonable and in the interests of both the Company and the Shareholders.

FINANCIAL EFFECTS OF THE ACQUISITION ON THE GROUP

(a) Revenue and earnings

The Group recorded turnover of HK$402.7 million and an audited consolidated net loss of HK$131.6 million for the year ended 31 December 2004. For the six months ended 30 June 2005, the Group's turnover amounted to HK$192.4 million and its reported unaudited consolidated net profit amounted to HK$11.2 million.

As stated above, net revenue and net profit attributable to the Assets, after adjustments for related party transactions among the group of companies controlled by the Guarantor and members of his family and provisions for income taxes, for the ten months ended 31 October 2005 amounted to US$21.6 million (equivalent to approximately HK$168.3 million) and US$2.2 million (equivalent to approximately HK$16.9 million), respectively. The synergies from integrating the Assets with the existing businesses of ZONE US and the prospect of generating additional revenue from new product offerings to customers under the Customer Contracts are anticipated to allow the Group to improve its revenue and earnings in future years.

(b) Assets and liabilities

As at 30 June 2005, the unaudited total assets of the Group were approximately HK$115.0 million and its unaudited total liabilities amounted to approximately HK$59.8 million. Assuming that the Acquisition was completed on 30 June 2005, based on the unaudited pro forma financial information on the assets and liabilities of the Group as set out in Appendix III to this circular, the total assets of the Group will be increased by approximately HK$80.9 million, which represents the aggregate of (i) the book value of the Assets to be acquired, (ii) the increase in the carrying value of intangible assets as a result of the acquisition of the Assets and (iii) the reduced bank balances on the amount by which the Acquisition, including its associated legal and professional costs, will be financed by the internal resources of the Group. The total liabilities of the Group will be increased by approximately HK$82.4 million which represents the aggregate of the current liabilities to be assumed by the Group and the secured term loan made available to ZONE US by the Bank for the specific purpose of the Acquisition.

FUTURE PROSPECTS

As stated in its interim report for the six months ended 30 June 2005, while the Group stays focused on improving operational efficiencies and maintaining profitability, it will also actively seek new opportunities in the communications industry to increase its revenue. The Board believes that besides broadening its revenue sources and customer base following the Acquisition, overall operational efficiencies through economies of scale and consolidation of resources will also be enhanced. The Group will continue to pursue potential acquisitions targets, both in the United States and in Asia, which are synergistic to its existing businesses and which will make material contributions towards the Group's turnover and profitability.

IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is conditional on approval by Shareholders. None of the Shareholders has a material interest in the Acquisition and, accordingly, no Shareholder is required to abstain from voting at the SGM.

SPECIAL GENERAL MEETING

A notice of the SGM at which an ordinary resolution will be proposed to the Shareholders to consider and, if thought fit, to approve, confirm and ratify the Acquisition and the transactions contemplated thereby, is set out on pages 64 to 65 of this circular.

Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the SGM is enclosed with this circular. If you are not able to attend and/or vote at the SGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Board (including the independent non-executive Directors) is of the view that the terms of the Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolution to be proposed at the SGM.

MISCELLANEOUS

Your attention is also drawn to the information set out in the appendices to this circular.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text thereof in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

1. UNAUDITED INTERIM RESULTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2005

The following is an extract of the unaudited financial statements of the Group from its interim report for the six months ended 30 June 2005.

Condensed Consolidated Income Statement

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to present the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2005, together with comparative figures for the corresponding period in 2004. The results were unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

		Six months ended 30 June	
		2005	**2004**
		(Unaudited)	**(Unaudited)**
	Notes	*HK$'000*	*HK$'000*
Turnover	*2*	192,354	201,456
Cost of sales		(120,918)	(126,754)
Gross profit		71,436	74,702
Other revenue	*3*	244	474
		71,680	75,176
Distribution costs		(18,527)	(20,235)
Business promotion and marketing expenses		(1,297)	(3,434)
Operating and administrative expenses		(38,273)	(43,707)
Depreciation and amortisation		(2,391)	(25,508)
Profit/(Loss) from operations		11,192	(17,708)
Finance costs		(18)	(22)
Profit/(Loss) before taxation		11,174	(17,730)
Taxation	*4*	–	–
Profit/(Loss) for the period		11,174	(17,730)
Attributable to:			
Equity holders of the Company		11,174	(17,700)
Minority interests		–	(30)
		11,174	(17,730)
		HK$	*HK$*
Earnings/(Loss) per share	*5*		
Basic		0.02	(0.04)
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	*6*	13,583	7,800

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2005 (Unaudited) HK$'000	As at 31 December 2004 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	7	7,771	7,916
Available-for-sale investments		1,894	1,894
Deferred tax assets		2,305	2,369
		11,970	12,179
Current assets			
Trade and other receivables	8	57,457	45,569
Pledged deposits		2,433	2,817
Bank balances and cash		43,159	44,377
		103,049	92,763
Current liabilities			
Trade and other payables	9	58,875	60,326
Current portion of obligations under finance leases		188	184
		59,063	60,510
Net current assets		43,986	32,253
Total assets less current liabilities		55,956	44,432
Long-term liabilities			
Obligations under finance leases		714	809
NET ASSETS		55,242	43,623
CAPITAL AND RESERVES			
Issued capital		4,709	4,709
Reserves		50,533	38,914
TOTAL EQUITY		55,242	43,623

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2004

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2004	4,709	23,461	–	6	607,462	(459,024)	176,614
Loss for the period	–	–	–	–	–	(17,700)	(17,700)
As at 30 June 2004	4,709	23,461	–	6	607,462	(476,724)	158,914

For the six months ended 30 June 2005

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2005	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
Exchange difference on translation of foreign subsidiaries	–	–	445	–	–	–	445
Profit for the period	–	–	–	–	–	11,174	11,174
As at 30 June 2005	4,709	23,461	(939)	6	607,462	(579,457)	55,242

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2005	**2004**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Net cash generated from operating activities	824	5,664
Net cash used in investing activities	(2,335)	(2,269)
Net cash used in financing activities	(91)	(112)
Net (decrease)/increase in cash and cash equivalents	(1,602)	3,283
Cash and cash equivalents as at 1 January	47,194	34,177
Cash and cash equivalents as at 30 June	45,592	37,460
Analysis of the balances of cash and cash equivalents		
Pledged deposits	2,433	3,153
Bank balances and cash	43,159	34,307
	45,592	37,460

Notes to the Condensed Financial Statements

For the six months ended 30 June 2005

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter, collectively, referred to as "new HKFRSs") issued by the HKICPA that became effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in changes in presentation of the income statement, the balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Financial Instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the financial statements to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below.

Prior to 1 January 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities are carried at cost less impairment losses (if any) while other investments are measured at fair value, with realised/unrealised gains or losses included in the profit and loss account. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair values through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair values through profit or loss" and "available-for-sale financial assets" are carried at fair values, with changes in fair values being recognised in profit or loss and equity. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

As a result of the adoption of HKAS 39, the Group has reclassified its "investment securities" as "available-for-sale financial assets" and the recognised impairment losses in previous periods are not reversed through profit or loss. Accordingly, no adjustments to the previous carrying amounts of assets at 1 January 2005 have been required.

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES *(continued)*

Share-based Payment

Under HKFRS 2 "Share-based Payment", which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to given numbers of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the relevant vesting periods to the profit and loss account. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of those share options until they were exercised. From 1 January 2005 onwards, the Group has applied HKFRS 2 to share options granted on or after 7 November 2002 and had not yet been vested on 1 January 2005. In relation to share options granted before 7 November 2002, the Group has not applied HKFRS 2 in accordance with the relevant transitional provisions. As at 30 June 2005, all share options of the Company had been granted before 7 November 2002 and, therefore, are not subject to the requirements of HKFRS 2.

2. TURNOVER AND SEGMENTAL INFORMATION

The analysis of the Group's turnover and results by business and geographical segments during the period is as follows:

(a) *by business segments:*

	Six months ended 30 June					
	2005			2004		
	Telecom-munications services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	Telecom-munications services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	192,083	271	192,354	201,240	216	201,456
Results						
Profit/(Loss) from operations	19,587	26	19,613	(10,161)	(138)	(10,299)
Finance costs			(18)			(22)
Other operating income and expenses			(8,421)			(7,409)
Profit/(Loss) for the period			11,174			(17,730)

2. **TURNOVER AND SEGMENTAL INFORMATION** *(continued)*

(b) by geographical segments:

	Six months ended 30 June					
	2005			2004		
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	138,157	54,197	192,354	135,183	66,273	201,456
Results						
Profit/(Loss) from operations	9,963	9,650	19,613	(13,903)	3,604	(10,299)
Finance costs			(18)			(22)
Other operating income and expenses			(8,421)			(7,409)
Profit/(Loss) for the period			11,174			(17,730)

3. **OTHER REVENUE**

	Six months ended 30 June	
	2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Interest income	209	134
Others	35	340
	244	474

4. **TAXATION**

Hong Kong Profits Tax and overseas taxation have not been provided as the Group's estimated assessable profit for the period is wholly absorbed by available tax losses brought forward from previous years (30 June 2004: Nil).

5. **EARNINGS/(LOSS) PER SHARE**

The calculation of basic earnings per share for the six months ended 30 June 2005 was based on the consolidated profit attributable to equity holders of the Company of HK$11,174,000 (30 June 2004: loss of HK$17,700,000) and on the 470,894,200 (30 June 2004: 470,894,200) shares in issue during the period.

The diluted earnings/(loss) per share for the six months ended 30 June 2005 and 2004 have not been presented as the exercise prices of the share options were higher than the average market price.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of approximately HK$2.3 million (31 December 2004: HK$4.8 million) and disposals were approximately HK$0.1 million (31 December 2004: HK$9.9 million).

8. TRADE AND OTHER RECEIVABLES

	As at 30 June 2005 (Unaudited) *HK$'000*	As at 31 December 2004 (Audited) *HK$'000*
Trade receivables	47,283	39,524
Other receivables		
Deposits, prepayments and other debtors	10,174	6,045
	57,457	45,569

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 30 June 2005 (Unaudited) *HK$'000*	As at 31 December 2004 (Audited) *HK$'000*
Current	41,433	33,069
1 to 3 months	5,592	6,103
More than 3 months but less than 12 months	258	352
	47,283	39,524

9. TRADE AND OTHER PAYABLES

	As at 30 June 2005 (Unaudited) *HK$'000*	As at 31 December 2004 (Audited) *HK$'000*
Trade payables	26,518	26,955
Other payables		
Accrued charges and other creditors	32,357	33,371
	58,875	60,326

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 30 June 2005 (Unaudited) *HK$'000*	As at 31 December 2004 (Audited) *HK$'000*
Current	22,212	19,900
1 to 3 months	1,585	3,582
More than 3 months but less than 12 months	2,721	3,473
	26,518	26,955

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period presentation.

2. THREE-YEAR SUMMARY FINANCIAL INFORMATION

Summaries of the audited financial statements of the Group for the latest three financial years, as extracted from the published audited financial statements for the years ended 31 December 2004, 2003 and 2002 are set out below.

Consolidated Income Statements

For the years ended 31 December

	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	402,654	402,543	316,746
Cost of sales	(254,821)	(235,128)	(226,986)
Gross profit	147,833	167,415	89,760
Interest income	339	107	313
Other income	1,519	3,142	3,039
	149,691	170,664	93,112
Distribution costs	(25,117)	(23,149)	(25,428)
Business promotion and marketing expenses	(6,029)	(5,106)	(6,853)
Operating and administrative expenses	(95,007)	(112,689)	(139,661)
Other operating expenses	(55,932)	(50,851)	(77,176)
Loss from operations	(32,394)	(21,131)	(156,006)
Finance costs	(38)	(157)	(1,080)
Restructuring costs	(100,544)	–	–
Gain on disposal of discontinuing operation	–	532	–
Provision for diminution in value of investment securities	–	–	(27,982)
Unrealised holding loss on other investments	–	–	(3,117)
Share of results of associates	–	–	1,911
Loss from ordinary activities before taxation	(132,976)	(20,756)	(186,274)
Taxation credit	1,369	1,000	–
Net loss attributable to shareholders	(131,607)	(19,756)	(186,274)
	HK$	*HK$*	*HK$*
Loss per share			
Basic	(0.28)	(0.04)	(0.74)
Diluted	N/A	N/A	N/A
	HK$'000	*HK$'000*	*HK$'000*
EBITDA	11,827	23,802	(109,084)

Consolidated Balance Sheets
As at 31 December

	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	7,916	149,698	190,730
Investment securities	1,894	3,452	3,452
Deferred tax assets	2,369	1,000	–
	12,179	154,150	194,182
Current assets			
Other investments	–	–	91
Trade and other receivables	45,569	47,489	51,908
Pledged deposits	2,817	3,305	7,740
Bank balances and cash	44,377	30,872	31,055
	92,763	81,666	90,794
Current liabilities			
Trade and other payables	60,326	58,601	81,210
Current portion of obligations under finance leases	184	289	6,566
	60,510	58,890	87,776
Net current assets	32,253	22,776	3,018
Total assets less current liabilities	44,432	176,926	197,200
Long-term liabilities			
Obligations under finance leases	809	312	830
NET ASSETS	43,623	176,614	196,370
CAPITAL AND RESERVES			
Issued capital	4,709	4,709	4,709
Reserves	38,914	171,905	191,661
	43,623	176,614	196,370

3. SUMMARY OF AUDITED FINANCIAL STATEMENTS

Set out below is a summary of the audited financial statements of the Group extracted from the annual report of the Company for the year ended 31 December 2004.

Consolidated Income Statement

For the year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	3	402,654	402,543
Cost of sales		(254,821)	(235,128)
Gross profit		147,833	167,415
Interest income	3	339	107
Other income		1,519	3,142
		149,691	170,664
Distribution costs		(25,117)	(23,149)
Business promotion and marketing expenses		(6,029)	(5,106)
Operating and administrative expenses		(95,007)	(112,689)
Other operating expenses		(55,932)	(50,851)
Loss from operations		(32,394)	(21,131)
Finance costs	4	(38)	(157)
Restructuring costs	6	(100,544)	–
Gain on disposal of discontinuing operation		–	532
Loss from ordinary activities before taxation	4	(132,976)	(20,756)
Taxation credit	7	1,369	1,000
Net loss attributable to shareholders	8 & 20	(131,607)	(19,756)
		HK$	*HK$*
Loss per share	9		
Basic		(0.28)	(0.04)
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	10	11,827	23,802

Consolidated Balance Sheet
As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	11	7,916	149,698
Investment securities	13	1,894	3,452
Deferred tax assets	23	2,369	1,000
		12,179	154,150
Current assets			
Trade and other receivables	14	45,569	47,489
Pledged deposits	15	2,817	3,305
Bank balances and cash		44,377	30,872
		92,763	81,666
Current liabilities			
Trade and other payables	16	60,326	58,601
Current portion of obligations under finance leases	17	184	289
		60,510	58,890
Net current assets		32,253	22,776
Total assets less current liabilities		44,432	176,926
Long-term liabilities			
Obligations under finance leases	17	809	312
NET ASSETS		43,623	176,614
CAPITAL AND RESERVES			
Issued capital	18	4,709	4,709
Reserves	20	38,914	171,905
		43,623	176,614

Balance Sheet

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	11	153	214
Interests in subsidiaries	12	56,222	167,120
		56,375	167,334
Current assets			
Trade and other receivables	14	1,345	1,220
Pledged deposits	15	1,700	2,110
Bank balances and cash		15,649	12,163
		18,694	15,493
Current liabilities			
Trade and other payables	16	1,426	3,320
Net current assets		17,268	12,173
NET ASSETS		73,643	179,507
CAPITAL AND RESERVES			
Issued capital	18	4,709	4,709
Reserves	20	68,934	174,798
		73,643	179,507

Consolidated Statement of Changes in Equity

For the year ended 31 December 2004

	Share capital	Share premium	Exchange reserve	Capital redemption reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 January 2003	4,709	23,461	–	6	607,462	(439,268)	196,370
Net loss attributable to shareholders	–	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	4,709	23,461	–	6	607,462	(459,024)	176,614
Exchange difference on translation of foreign subsidiaries	–	–	(1,384)	–	–	–	(1,384)
Net loss attributable to shareholders	–	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	21	13,925	4,918
Interest received		339	107
Interest on obligations under finance leases		(38)	(157)
Net cash generated from operating activities		14,226	4,868
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(4,804)	(6,039)
Proceeds from disposal of property, plant and equipment		1,877	1,165
Proceeds from disposal of other investments		–	104
Proceeds from disposal of investment securities		1,326	–
Disposal of subsidiaries (net of cash and cash equivalents disposed of)		–	2,079
Net cash used in investing activities		(1,601)	(2,691)
FINANCING ACTIVITIES			
Inception of finance leases		993	–
Repayment of obligations under finance leases		(601)	(6,795)
Net cash generated from/(used in) financing activities		392	(6,795)
Net increase/(decrease) in cash and cash equivalents		13,017	(4,618)
Cash and cash equivalents as at 1 January		34,177	38,795
Cash and cash equivalents as at 31 December		47,194	34,177
Analysis of the balances of cash and cash equivalents			
Pledged deposits		2,817	3,305
Bank balances and cash		44,377	30,872
		47,194	34,177

Notes to the Financial Statements

For the year ended 31 December 2004

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with the Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted any of the new HKFRSs in its financial statements for the year ended 31 December 2004. The Group has assessed the impact of these new HKFRSs and does not think they would have any significant impact on the Group's results of operations and financial position.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2004.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders. The Group assumes any excess, and any further losses applicable to the minority, which exceed the minority interest in the equity of the subsidiary.

Subsidiaries

A subsidiary is an enterprise, in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. Investments in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual basis.

2. **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Investment securities

Investment securities held on a continuing basis with an identified long-term purpose are stated at cost and are subject to impairment review at each reporting date to reflect any diminution in their values expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

The gain or loss on disposal of investment securities is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss or that an impairment loss previously recognised no longer exists or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheets of overseas subsidiaries denominated in currencies other than Hong Kong dollars are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") Schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF Schemes, both the Group and each eligible employees were required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (the "mandatory contributions") and they may choose to make additional contributions ("voluntary contribution"). The Group shall make the same additional contributions if the employees choose to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF Schemes, the employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years, death or total incapacity. The employees are entitled to 100% of the Group's voluntary contributions after completion of first year's service.

The overseas subsidiaries have also operated their pension schemes or similar arrangement for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at the balance sheet date, the Group had no significant forfeited voluntary contributions which arose upon employees leaving the MPF Schemes and which are available to reduce the contributions payable by the Group in future years.

3. TURNOVER AND REVENUE

Turnover and revenue, recognised by category, are analysed as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Turnover		
Telecommunications services income	402,155	398,128
Other income	499	4,415
	402,654	402,543
Interest income	339	107
Revenue	402,993	402,650

4. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging/(crediting):

		Group	
		2004	**2003**
		HK$'000	*HK$'000*
(a)	**Finance costs**		
	Finance charges on obligations under finance leases	38	157
(b)	**Other items**		
	Auditors' remuneration	1,278	1,214
	Bad debts written off	2,943	3,901
	Provision for doubtful debts	3,795	269
	Cost of services provided	254,821	235,128
	Depreciation of property, plant and equipment	48,925	44,403
	Gain on disposal of other investments	–	(13)
	Loss on disposal of investment securities	232	–
	Loss/(Gain) on disposal of property, plant and equipment, including HK$5,650,000 *(2003: Nil)* as disclosed in note 6	5,687	(2)
	Operating lease charges on premises	2,499	1,544
	Gain on disposal of subsidiaries	–	(1,245)
	Staff costs, including directors' emoluments:		
	Salaries, allowances and gratuities	70,322	87,540
	Retirement benefit schemes contributions	2,224	2,918

5. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	2003
	HK$'000	*HK$'000*
Fees	225	200
Salaries, other emoluments, gratuities and other benefits in kind	4,687	8,103
Retirement benefit schemes contributions	72	72
	4,984	8,375

Included in the directors' remuneration were fees of HK$225,000 *(2003: HK$200,000)* paid to the independent non-executive directors during the year.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	2004	2003
Nil – 1,000,000	4	3
1,500,001 – 2,000,000	3	3
3,000,001 – 3,500,000	–	1
	7	7

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Among the six *(2003: six)* individuals with the highest emoluments, three *(2003: four)* were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2003: two)* individuals were as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries, gratuities and other emoluments	5,118	3,493
Retirement benefit schemes contributions	65	40
Non-contractual payments for loss of office paid by a subsidiary	–	356
	5,183	3,889

	Number of individuals	
HK$	2004	2003
1,500,001 – 2,000,000	3	1
2,000,001 – 2,500,000	–	1
	3	2

6. RESTRUCTURING COSTS

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software to assess the recoverable value of those assets. As a result, restructuring costs of HK$100.5 million have been recognised in the year ended 31 December 2004, the breakdown of which is set out as follows:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Impairment loss on property, plant and equipment *(note 11)*	90,153	–
Loss on disposal of property, plant and equipment *(note 11)*	5,650	–
Provision for obligations under an operating lease	4,437	–
Other	304	–
	100,544	–

7. TAXATION CREDIT

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

The taxation credit recognised during the year represents deferred tax assets relating to the origination of temporary differences as analysed below:

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Types of temporary differences:		
Depreciation allowances	(770)	467
Tax losses	(599)	(1,467)
	(1,369)	(1,000)

Reference should also be made to note 23 for further details of the Group's deferred taxation status.

Reconciliation of effective tax rate:

	Group	
	2004	**2003**
	%	*%*
Applicable tax rate	(18)	(18)
Non-deductible expenses	7	15
Unrecognised tax losses arising in current year	6	27
Utilisation of previously unrecognised tax losses	(1)	(20)
Recognition of previously unrecognised deferred tax assets	7	5
Sundries	–	(4)
Effective tax rate	1	5

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

8. NET LOSS ATTRIBUTABLE TO SHAREHOLDERS

The net loss attributable to shareholders includes the loss of the Company in the amount of HK$105,864,000 *(2003: HK$17,051,000)* which has been dealt with in the financial statements of the Company.

9. LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2004 was based on the consolidated loss attributable to shareholders of HK$131,607,000 *(2003: HK$19,756,000)* and on the 470,894,200 *(2003: 470,894,200)* shares in issue during the year.

Diluted loss per share is not shown because the potential shares are anti-dilutive and would decrease the loss per share.

10. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, and impairment and disposal losses on property, plant and equipment.

11. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements *HK$'000*	Machinery and equipment *HK$'000*	Office equipment, furniture and fittings *HK$'000*	Total *HK$'000*
Group				
Cost				
As at 1 January 2004	739	214,125	18,568	233,432
Additions	13	1,309	3,482	4,804
Disposals	–	(9,027)	(843)	(9,870)
Exchange adjustments	–	346	399	745
As at 31 December 2004	752	206,753	21,606	229,111
Accumulated depreciation				
As at 1 January 2004	507	69,168	14,059	83,734
Charge for the year	210	45,940	2,775	48,925
Disposals	–	(1,506)	(800)	(2,306)
Impairment losses	35	89,798	320	90,153
Exchange adjustments	–	342	347	689
As at 31 December 2004	752	203,742	16,701	221,195
Net book value				
As at 31 December 2004	–	3,011	4,905	7,916
As at 31 December 2003	232	144,957	4,509	149,698

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software to assess the recoverable value of those assets. As a result, disposal and impairment losses of HK$95.8 million have been recognised in the year ended 31 December 2004.

The net book value of the Group's property, plant and equipment includes an amount of HK$993,000 *(2003: HK$699,000)* in respect of assets held under finance leases.

	Office equipment *HK$'000*
Company	
Cost	
As at 1 January 2004	1,997
Additions	121
Disposals	(355)
As at 31 December 2004	1,763
Accumulated depreciation	
As at 1 January 2004	1,783
Charge for the year	181
Disposals	(354)
As at 31 December 2004	1,610
Net book value	
As at 31 December 2004	153
As at 31 December 2003	214

12. INTERESTS IN SUBSIDIARIES

	Company	
	2004 *HK$'000*	**2003** *HK$'000*
Unlisted shares, at cost	–	7,800
Due from subsidiaries	713,510	790,553
Less: Provisions	(657,288)	(631,233)
	56,222	167,120

12. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunications services
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunications services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunications services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfillment solutions
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of marketing and consultancy services

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INVESTMENT SECURITIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Equity securities, unlisted – at cost less provision	1,894	3,452

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables	39,524	39,840	–	–
Other receivables				
Deposits, prepayments and other debtors	6,045	7,649	1,345	1,220
	45,569	47,489	1,345	1,220

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Current	33,069	39,040
1 to 3 months	6,103	775
More than 3 months but less than 12 months	352	25
	39,524	39,840

15. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting to HK$2,817,000 *(2003: HK$3,305,000)* and HK$1,700,000 *(2003: HK$2,110,000)*, respectively, to banks for guarantees made by the banks to certain telecommunications carriers for due payments by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables	26,955	24,218	–	–
Other payables				
Accrued charges and other creditors	33,371	34,383	807	2,066
Due to subsidiaries	–	–	619	1,254
	60,326	58,601	1,426	3,320

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Current	19,900	18,832
1 to 3 months	3,582	3,167
More than 3 months but less than 12 months	3,473	2,219
	26,955	24,218

17. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Finance leases due:				
Within one year	218	326	184	289
After one year but within two years	218	326	184	312
After two years but within five years	653	–	625	–
	1,089	652	993	601
Future finance charges	(96)	(51)	–	–
Present value of lease obligations	993	601	993	601

	Group	
	2004	2003
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	184	289
Long-term liabilities	809	312
	993	601

18. ISSUED CAPITAL

	2004		2003	
	Number of shares	Amount HK$'000	Number of shares	Amount HK$'000
Authorised				
Preference shares				
As at 1 January at HK$1 each	288,929,402	288,929	288,929,402	288,929
Cancellation of preference shares	(288,929,402)	(288,929)	–	–
As at 31 December, at HK$Nil *(2003: HK$1)* each	–	–	288,929,402	288,929
Ordinary shares				
As at 1 January and as at 31 December, at HK$0.01 each	12,000,000,000	120,000	12,000,000,000	120,000
		120,000		408,929
Issued and fully paid				
Ordinary shares				
As at 1 January and as at 31 December, at HK$0.01 each	470,894,200	4,709	470,894,200	4,709

19. SHARE OPTIONS

Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the requirements of Chapter 17 of the Listing Rules. Under the New Share Option Scheme, the directors of the Company may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

19. SHARE OPTIONS *(continued)*

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have adopted their respective share option schemes pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

Summary of principal terms

A summary of principal terms of the New Share Option Scheme and Subsidiary Scheme Rules and Procedures is as follows:

(i) *Purpose*

The scheme is designed to enable the board to grant share options to eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value.

(ii) *Maximum number of shares*

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes of the company, shall not in aggregate exceed such number of shares representing 10% of the shares in issue as at the date of approval of the scheme unless shareholders' approval has been obtained pursuant to the scheme. As at 12 April 2005, 13,574,261 shares of the Company, representing about 2.9% of the issued share capital of the Company, are available for issue under the New Share Option Scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) *Exercise period and payment on acceptance of share options*

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

19. SHARE OPTIONS *(continued)*

(iv) *Basis of determining the subscription price*

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) *Remaining life of the scheme*

The scheme will be valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

Share option movements

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services, or other participants other than eligible employees under the Old Share Option Scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

			Number of share options		
Date of grant	**Exercisable period**	**Exercise price** *HK$*	**As at 1 January 2004**	**Lapsed during the year**	**As at 31 December 2004**
25.10.1999	25.10.2000 – 24.10.2009	1.40	1,065,000	(1,050,000)	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	370,000	–	370,000
03.01.2000	03.01.2001 – 24.10.2009	2.30	300,000	(300,000)	–
24.01.2000	21.02.2000 – 24.10.2009	2.30	450,000	(450,000)	–
25.01.2000	01.03.2000 – 24.10.2009	2.30	150,000	(150,000)	–
03.03.2000	03.04.2000 – 24.10.2009	7.60	1,140,000	(1,140,000)	–
03.03.2000	03.03.2001 – 24.10.2009	7.60	15,000	(15,000)	–
28.04.2000	28.04.2001 – 24.10.2009	3.30	476,500	(329,000)	147,500
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	30,000	(10,000)	20,000
Total			4,034,000	(3,444,000)	590,000

20. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
Group						
As at 1 January 2003	23,461	–	6	607,462	(439,268)	191,661
Net loss attributable to shareholders	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	23,461	–	6	607,462	(459,024)	171,905
Exchange difference on translation of foreign subsidiaries	–	(1,384)	–	–	–	(1,384)
Net loss attributable to shareholders	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	23,461	(1,384)	6	607,462	(590,631)	38,914
Company						
As at 1 January 2003	23,461	–	6	607,462	(439,080)	191,849
Net loss attributable to shareholders	–	–	–	–	(17,051)	(17,051)
As at 31 December 2003	23,461	–	6	607,462	(456,131)	174,798
Net loss attributable to shareholders	–	–	–	–	(105,864)	(105,864)
As at 31 December 2004	23,461	–	6	607,462	(561,995)	68,934

Contributed surplus represents the amounts transferred from the share premium account as a result of the capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2004 HK$'000	2003 HK$'000
Contributed surplus	607,462	607,462
Accumulated losses	(561,995)	(456,131)
	45,467	151,331

21. CASH GENERATED FROM OPERATIONS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Loss before taxation	(132,976)	(20,756)
Interest income	(339)	(107)
Interest on obligations under finance leases	38	157
Depreciation	48,925	44,403
Loss/(Gain) on disposal of property, plant and equipment	5,687	(2)
Impairment losses on property, plant and equipment	90,153	–
Gain on disposal of subsidiaries	–	(1,245)
Loss on disposal of investment securities	232	–
Gain on disposal of other investments	–	(13)
Bad debts written off	2,943	3,901
Provision for doubtful debts	3,795	269
Foreign exchange effects	(1,440)	–
Changes in working capital:		
Trade and other receivables	(4,818)	(1,117)
Trade and other payables	1,725	(20,572)
Cash generated from operations	13,925	4,918

22. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	4,861	8,548	1,820	833
In the second to fifth years inclusive	7,370	6,243	816	740
Over five years	355	–	–	–
	12,586	14,791	2,636	1,573

23. DEFERRED TAX ASSETS

Recognised deferred tax assets/(liabilities)

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Depreciation allowances	303	(467)
Tax losses	2,066	1,467
Net deferred tax assets	2,369	1,000

The Group has suffered losses in prior periods. Based on the actual and budgeted results for the year ending 31 December 2005, management expects that certain subsidiaries of the Group will be able to generate taxable profits in the coming financial year. A deferred tax asset has been recognised to the extent of tax losses expected to be utilised in the coming financial year.

Unrecognised deferred tax assets

	Group	
	2004	**2003**
	HK$'000	*HK$'000*
Tax losses	155,649	125,215
Tax credits	1,957	2,157
Deductible temporary differences	741	9
As at 31 December	158,347	127,381

The tax losses of HK$169,462,000 *(2003: HK$170,134,000)*, tax credits of HK$9,787,000 *(2003: HK$9,806,000)* and deductible temporary differences of HK$4,217,000 *(2003: HK$43,000)* have no expiry dates under current tax legislation. The tax losses of HK$370,568,000 *(2003: HK$279,148,000)* can be carried forward for 20 years and will begin to expire from 2020 onwards. Deferred tax assets have not been recognised in respect of these items due to uncertainty of their recoverability.

24. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical areas of operation of the Group during the year are as follows:

(a) By business segments

Year ended 31 December 2004

	Tele-communications services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	402,155	499	402,654
Results			
Loss from operations	(19,039)	(271)	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(119,583)	(271)	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss from ordinary activities before taxation			(132,976)
Taxation credit			1,369
Net loss attributable to shareholders			(131,607)
Other information			
Capital expenditures			
– Business segments	4,683	–	4,683
– Unallocated segments			121
Depreciation			
– Business segments	48,551	193	48,744
– Unallocated segments			181
Significant non-cash expenses (other than depreciation)			
– Business segments	102,577	1	102,578
Assets			
Segment assets	83,957	237	84,194
Unallocated assets			20,748
			104,942
Liabilities			
Segment liabilities	60,199	309	60,508
Unallocated liabilities			811
			61,319

24. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2003

	Tele-communications services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	398,128	4,415	402,543
Results			
Loss from operations	(4,790)	(1,776)	(6,566)
Finance costs			(157)
Gain on disposal of discontinuing operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities before taxation			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Capital expenditures			
– Business segments	5,974	2	5,976
– Unallocated segments			63
Depreciation			
– Business segments	42,538	1,477	44,015
– Unallocated segments			388
Significant non-cash expenses (other than depreciation)			
– Business segments	4,170	–	4,170
Assets			
Segment assets	215,849	547	216,396
Unallocated assets			19,420
			235,816
Liabilities			
Segment liabilities	56,782	354	57,136
Unallocated liabilities			2,066
			59,202

24. SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments

In presenting information on the basis of geographical segments, revenue is based on the geographical location of customers. Segment assets and capital expenditures are based on the geographical location of the assets.

Year ended 31 December 2004

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	273,678	128,976	402,654
Results			
Profit/(Loss) from operations	(25,782)	6,472	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(126,326)	6,472	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss from ordinary activities before taxation			(132,976)
Taxation credit			1,369
Net loss attributable to shareholders			(131,607)
Other information			
Segment assets	52,547	52,395	104,942
Capital expenditures	2,174	2,630	4,804

24. SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments *(continued)*

Year ended 31 December 2003

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	264,997	137,546	402,543
Results			
Profit/(Loss) from operations	(24,255)	17,689	(6,566)
Finance costs			(157)
Gain on disposal of discontinuing operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities before taxation			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Segment assets	181,356	54,460	235,816
Capital expenditures	2,869	3,170	6,039

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year presentation.

4. INDEBTEDNESS

As at the close of business on 31 December 2005, being the latest practicable date for the purpose of ascertaining the information relating to this indebtedness statement prior to the printing of this circular, the Group had outstanding obligations under finance leases in the amount of approximately HK$809,000. In addition, the Group had pledged deposits of approximately HK$2,476,000 to banks to secure bank guarantees issued to telecommunication carriers for payment assurances by the Group.

As at 31 December 2005, the Group had no debt securities outstanding.

Save as aforesaid and apart from intra-group liabilities, the Company and its subsidiaries did not, as at the close of business on 31 December 2005, have any outstanding, and authorised or otherwise created but unissued, loan capital or debentures, mortgages, charges, bank overdrafts, liabilities under acceptances or other similar indebtedness or acceptance credits or hire purchase commitments, finance lease commitments, guarantees or other material contingent liabilities.

5. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Group were made up.

6. WORKING CAPITAL

The Directors are of the opinion that after taking into account the Group's internal resources and available borrowing facilities, the Group has sufficient working capital for its present requirements.

UNAUDITED COMBINED PROFIT AND LOSS STATEMENTS ATTRIBUTABLE TO THE ASSETS

	Ten months ended 31 October 2005	Years ended 31 December		
		2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Net revenue	168,325	156,421	139,096	111,374
Cost of sales or direct costs	(139,349)	(121,565)	(115,717)	(91,522)
Gross profit	28,976	34,856	23,379	19,852
Expenses:				
General and administrative	(11,063)	(12,088)	(14,025)	(10,771)
Selling and marketing	(2,468)	(1,969)	(1,006)	(972)
Depreciation and amortisation	(422)	(415)	(464)	(745)
	(13,953)	(14,472)	(15,495)	(12,488)
Income from operations	15,023	20,384	7,884	7,364
Other income/(expenses), net	1,886	(719)	4,766	(162)
Income before income taxes	16,909	19,665	12,650	7,202
Provision for income taxes	(14)	(51)	(137)	(246)
Net income	16,895	19,614	12,513	6,956

The unaudited combined profit and loss statements attributable to the Assets (the "Profit and Loss Statements") for the ten months ended 31 October 2005 and the years ended 31 December 2004, 2003 and 2002 (the "Reporting Periods") set out above have been prepared based on the financial and other information provided by representatives of the Vendors and reviewed by the reporting accountants on the Assets, Horwath Hong Kong CPA Limited, which confirm that the Profit and Loss Statements have been properly compiled and derived from the underlying books and records of the Vendors and were prepared using accounting policies which are materially consistent with those of the Company in all material respects. Nevertheless, the Profit and Loss Statements do not purport to predict the future financial contribution to be derived from the Assets after completion of the Acquisition.

Notes:

1. The revenue for each of the Reporting Periods represents the combined revenue of the Vendors generated from the Assets, as provided by the Vendors.

2. The costs of sales or direct costs for each of the Reporting Periods represents the combined costs incurred by the Vendors in generating such revenue, as provided by the Vendors.

3. The general and administrative expenses and selling and marketing expenses incurred by the Vendors as stated above are after adjustments by excluding related party transactions with companies controlled by the Guarantor and/or members of his family.

1. BASIS OF PREPARATION OF THE PRO FORMA UNAUDITED STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

The pro forma unaudited statement of assets and liabilities of the Group has been prepared giving effect to the Acquisition at the full consideration amount of HK$50,700,000. HK$3,900,000 of the total consideration is to be financed by the Group's existing internal resources while the remaining balance is to be financed through a bank loan repayable over 5 years.

In connection with the Acquisition, the Group will incur incidental legal and professional costs estimated by the Directors to approximate HK$1,500,000.

The pro forma unaudited statement of assets and liabilities of the Group has been prepared in accordance with Rule 4.29 of the Listing Rules for the purpose of illustrating the Acquisition as if it had taken place on 30 June 2005.

The pro forma unaudited statement of assets and liabilities of the Group is based on the unaudited consolidated net assets of the Group as at 30 June 2005, which has been extracted from the interim report of the Company for the six months ended 30 June 2005, and the unaudited book value as at 31 October 2005 of the assets and liabilities to be acquired under the Asset Purchase Agreement, the underlying books and records thereof as provided by the Vendors, after giving effect to the pro forma adjustments described in the notes thereto, and using accounting policies which are consistent with those adopted by the Group. Narrative descriptions of the pro forma adjustments arising from the Acquisition that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the Group; and (iii) are factually supportable, are summarised in the accompanying notes.

The accompanying pro forma unaudited statement of assets and liabilities of the Group is based on a number of assumptions, estimates and uncertainties. The statement does not purport to describe the actual financial position of the Group that would have been attained had the Acquisition been completed on 30 June 2005 or to predict the future financial position of the Group.

The pro forma unaudited statement of assets and liabilities of the Group should be read in conjunction with the historical financial information of the Company as set out in the interim report of the Company for the six months ended 30 June 2005 and other financial information included elsewhere in this circular.

2. PRO FORMA UNAUDITED STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP AS AT 30 JUNE 2005

	The Group as at 30 June 2005	Acquired assets and liabilities as at 31 October 2005	Pro forma adjustments	Notes	Pro forma combined total
	HK$'000	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
ASSETS					
Non-current assets					
Property, plant and equipment	7,771	833	–		8,604
Intangible assets	–	–	50,700	*1*	50,700
Available-for-sale investments	1,894	–	–		1,894
Deferred tax assets	2,305	–	–		2,305
	11,970	833	50,700		63,503
Current assets					
Trade receivables, net	47,283	20,361	–		67,644
Deposits, prepayments and other debtors	10,174	613	–		10,787
Pledged deposits	2,433	–	–		2,433
Bank balances and cash	43,159	13,795	(5,400)	*2*	51,554
	103,049	34,769	(5,400)		132,418
Total assets	115,019	35,602	45,300		195,921
LIABILITIES					
Current liabilities					
Trade payables	26,518	22,724	–		49,242
Accrued charges and other creditors	32,357	963	–		33,320
Taxes payables	–	311	–		311
Customer deposits	–	11,604	–		11,604
Current portion of obligations under finance leases	188	–	–		188
Bank borrowings – current portion	–	–	9,360	*3*	9,360
	59,063	35,602	9,360		104,025
Non-current liabilities					
Obligations under finance leases	714	–	–		714
Long-term bank borrowings	–	–	37,440	*3*	37,440
	714	–	37,440		38,154
Total liabilities	59,777	35,602	46,800		142,179
NET ASSETS	55,242	–	(1,500)		53,742

Notes:

1. The adjustments to the pro forma unaudited statement of assets and liabilities reflect the increase in the carrying value of intangible assets of HK$50,700,000 as a result of the acquisition of the Assets as if the Acquisition had taken place on 30 June 2005. In accordance with Hong Kong Accounting Standard 38 "Intangible Assets" and Hong Kong Accounting Standard 36 "Impairment of Assets", cost incurred in acquiring the intangible assets, which relates to the future benefits to be derived from the Customer Contracts acquired, shall be carried at cost less accumulated amortisation and accumulated impairment losses.

2. The Group's bank balance and cash position has been reduced by HK$5,400,000 to reflect the HK$3,900,000 to be paid out of the total consideration by internal group resources together with HK$1,500,000 representing the estimated legal and professional costs of the transaction.

3. The remaining consideration for the Acquisition not paid in note 2 above will be financed through a bank loan of US$6,000,000 (equivalent to approximately HK$46,800,000) at the interest rate of 7% per annum, which shall be payable over 5 years and secured through, among others, a pledge of ZONE US's receivables.

4. No effect has been given to any adjustments which could arise in accordance with the consideration adjustment mechanism as provided in the Asset Purchase Agreement.

3. REPORT ON PRO FORMA UNAUDITED STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

The Directors
e-Kong Group Limited
Room 3705, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Dear Sirs,

We report on the pro forma unaudited statement of assets and liabilities set out in Section 2 of Appendix III ("Pro Forma Assets and Liabilities Statement") to the circular of e-Kong Group Limited (the "Company") dated 16 February 2006 in connection with the major transaction of the proposed acquisition (the "Acquisition") of telecommunication services assets, which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Acquisition might affect the net assets of the Company and its subsidiaries (collectively referred to as the "Group").

Responsibilities

It is the responsibility solely of the Directors to prepare the Pro Forma Assets and Liabilities Statement in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by Rule 4.29 of the Listing Rules, on the Pro Forma Assets and Liabilities Statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Assets and Liabilities Statement beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on Pro Forma Financial Information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Assets and Liabilities Statement with the Directors.

Our work does not constitute an audit or review in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants and, accordingly, we do not express any such assurance on the Pro Forma Assets and Liabilities Statement.

The Pro Forma Assets and Liabilities Statement has been compiled in accordance with the basis set out in Section 1 of Appendix III to this circular for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the Group had the Acquisition actually occurred on 30 June 2005 or at any future date.

Opinion

In our opinion:

a) the Pro Forma Assets and Liabilities Statement has been properly compiled on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Pro Forma Assets and Liabilities Statement as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 16 February 2006

mri A member of Moores Rowland International *an association of independent* accounting firms throughout the world

A member firm of Mazars
MAZARS

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' interests

As at the Latest Practicable Date, the Directors and the chief executive of the Company and their respective associates had the following interests and short positions (if any) in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to section 352 of the SFO to be recorded in the register maintained by the Company, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

Number of Director	Capacity	Number of Shares held	Approximate percentage of shareholding
Mr. Richard John Siemens	Held by controlled corporations	100,631,627 *(Note 1)*	21.4%
Mr. William Bruce Hicks	Personal	2,749,914	0.6%
	Held by a controlled corporation	67,962,428 *(Note 2)*	14.4%
Mr. Kuldeep Saran	Personal	341,200	0.1%
	Held by a controlled corporation	67,632,428 *(Note 3)*	14.4%
Mr. Lim Shyang Guey	Personal	1,020,000	0.2%
Mr. Shane Frederick Weir	Personal	10,000	0.0%

Notes:

1. 2,400,000 Shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 98,231,627 Shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Richard John Siemens.

2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

3. 67,632,428 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the Directors as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the chief executive of the Company or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which are deemed or taken to have under such provisions of the SFO), or which are required pursuant to section 352 of the SFO to be recorded in the register referred to therein, or which are required pursuant to Model Code to be notified to the Company and the Stock Exchange.

(b) Substantial shareholders' interests

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO and so far as was known to the Directors or the chief executive of the Company, the following persons (other than the Directors or the chief executive of the Company) had interests and short positions (if any) in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* *The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited of which Mr. Richard John Siemens is a director), Mr. William Bruce Hicks (being held through Great Wall Holdings Limited of which Mr. Willians Bruce Hicks is a director) and Mr. Kuldeep Saran (being held through Future (Holdings) Limited of which Mr. Kuldeep Saran is a director) as disclosed in the notes to the description under the paragraph above entitled "Directors' interests".*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the Directors and the chief executive of the Company, no other person (not being a Director or the chief executive of the Company) had any interests or short positions in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, nor were there any person, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with the Company or any member of the Group which is not expiring or determinable by the Company within one year without payment of compensation (other than statutory compensation).

4. DIRECTORS' INTERESTS IN CONTRACTS

As at the Latest Practicable Date, there were no contracts or arrangements subsisting in which any Director was materially interested and which was significant in relation to the business of the Group.

5. DIRECTORS' INTEREST IN GROUP ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interests in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since 31 December 2004, the date to which the latest published audited financial statements of the Group were made up.

6. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, none of the Directors or their respective associates had any interests in businesses which compete or are likely to compete, either directly or indirectly, with the business of the Group.

7. EXPERTS' PROFESSIONAL QUALIFICATIONS AND CONSENTS

The particulars of the experts whose opinions or advices are contained in this circular are as follows:

Name	Qualifications
Moores Rowland Mazars	Certified Public Accountants
Horwath Hong Kong CPA Limited	Certified Public Accountants

As at the Latest Practicable Date, each of Moores Rowland Mazars and Horwath Hong Kong CPA Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or references to its name in the form and context in which they appear.

Neither Moores Rowland Mazars nor Horwath Hong Kong CPA Limited has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Neither Moores Rowland Mazars nor Horwath Hong Kong CPA Limited has any direct or indirect interests in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since 31 December 2004, the date to which the latest published audited financial statements of the Group were made up.

8. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business of the Company) have been entered into by members of the Group within the two years preceding the date of this circular which are or may be material:

(a) an agreement dated 2 November 2005 in respect of the sale by e-Kong Pillars Limited, a wholly-owned subsidiary of the Company, of 315 shares in the issued share capital of Asiaxpat.com Limited ("Asiaxpat"), which is not a connected person of the Company, representing approximately 28.5% of the then issued share capital of Asiaxpat for a cash consideration of HK$5.2 million; and

(b) the Asset Purchase Agreement.

9. LITIGATION

No member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during business hours at the Company's principal place of business in Hong Kong at 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong for a period of 14 days commencing from the date of this circular:

(a) the memorandum of association and bye-laws of the Company;

(b) the interim report of the Company for the six months ended 30 June 2005;

(c) the annual reports of the Company for the years ended 31 December 2004 and 2003;

(d) the Asset Purchase Agreement;

(e) the written consents referred to in the paragraph entitled "Experts' professional qualifications and consents" in this appendix;

(f) the statement signed by Moores Rowland Mazars setting out their opinion on the adjustments made on the pro forma financial information of the Group, the text of which is set out in Appendix III to this circular; and

(g) the material contracts disclosed in the paragraph entitled "Material contracts" in this appendix.

11. MISCELLANEOUS

(a) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(b) The principal place of business of the Company in Hong Kong is situated at 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.

(c) The branch share registrar and transfer office of the Company in Hong Kong is Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong.

(d) The company secretary of the Company is Mr. Lau Wai Ming Raymond, who is qualified as a solicitor in Hong Kong.

(e) The qualified accountant of the Company is Mr. Chan Yee Bun who is a fellow member of the Hong Kong Institute of Certified Public Accountants.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT a special general meeting of e-Kong Group Limited (the "Company") will be held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the acquisition of the assets and assumption of the liabilities by Zone Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, pursuant to the conditional asset purchase agreement dated 16 January 2006 and entered into between ZONE US, Central Utah Communications, Inc., Central Utah Communications Leasing, LC., Strategic Alliance Management, Inc., The Spring Trust and Mr. Dale H. Lewis ("the Asset Purchase Agreement", a copy of which has been produced to the meeting and marked "A" and initialled by the Chairman of the meeting for the purpose of identification) and the transactions contemplated thereunder, be and are hereby approved, confirmed and ratified and the directors of the Company be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the transactions contemplated under the Asset Purchase Agreement."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 16 February 2006

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy needs not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

e-Kong Group Limited

(於百慕達註冊成立之有限公司)
(股份代號：524)

股東特別大會
代表委任表格

與本代表委任表格有關之股份數目(附註1)	

本人／吾等(附註2) ____________________

地址為 ____________________

乃e-Kong Group Limited(「本公司」)股東，**茲委任**(附註3) ____________________

____

地址為 ____________________

或(若彼未能出席)大會主席為本人／吾等之代表，代表本人／吾等出席本公司將於二零零六年三月三日(星期五)上午十一時正於香港灣仔皇后大道東183號合和中心41樓4101室舉行之股東特別大會(或其任何續會)，以便考慮並酌情通過召開上述大會通告所載之決議案，並於大會(或其任何續會)上，按下列指示代表本人／吾等及以本人／吾等之名義投票表決。如未有作出任何指示，則本人／吾等之代表可自行酌情投票。

決議案	贊成(附註4)	反對(附註4)
批准、確認及追認根據於二零零六年一月十六日訂立之資產購買協議，由Zone Telecom, Inc.收購該等資產及承擔該等負債，以及據此擬進行之交易。		

日期：二零零六年 ________ 月 ________ 日

簽署(附註5)：____________________

附註：

1. 請填上與本代表委任表格有關，並以 閣下名義登記之股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以 閣下名義登記之本公司股本中之股份有關。
2. 請以**正楷**填上全名及地址。
3. 請於適合欄內填上 閣下所擬委派代表之姓名及地址，**如無填上任何姓名，則大會主席將出任 閣下之代表。**
4. **重要提示： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號。 閣下如欲投票反對上述決議案，則請在「反對」欄內填上「✓」號。**倘 閣下並無作出任何投票指示，則 閣下之受委代表可自行酌情投票。此外， 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或經由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票，而其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本，必須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三期25樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表 閣下出席該大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽示可。**

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

SPECIAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I/We (Note2) ____

of ____

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ____

____

of ____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the special general meeting of the Company to be held at Room 4101, 41st Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on Friday, 3 March 2006 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolution(s) set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR (Note 4)	AGAINST (Note 4)
To approve, confirm and ratify the acquisition of assets and assumption of the liabilities by Zone Telecom, Inc. pursuant to the asset purchase agreement dated 16 January 2006 and the transactions contemplated thereunder.		

Dated this ______________ day of ______________ 2006.

Signature(s) (Note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE SAID RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE SAID RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolution contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**